UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Big Cheese, Inc.

Legal status of issuer

    Form: Corporation

    Jurisdiction of Incorporation/Organization: Delaware

    Date of organization: September 16, 2016

Physical address of issuer: 990 Biscayne Blvd., Suite 401, Miami, FL 33132

Website of issuer: www.thegrilledcheesetruck.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1629 K Street, NW
Suite 300
Washington, DC 20006
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The intermediary will receive a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

Type of security offered
Other: Convertible Promissory Notes

Target number of securities to be offered
Not applicable

Price (or method for determining price)
The Convertible Promissory Notes shall be issued at par (the amount of the obligation)

Target offering amount
$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: As determined by the issuer

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
March 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees - Two (2).

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$390,171	$-0-
Cash & Cash Equivalents	$42,549	$-0-
Accounts Receivable	$-0-	$-0-
Short-term Debt	$160,000	$-0-

Long-term Debt	$-0-	$-0-
Revenues/Sales	$-0-	$-0-
Cost of Goods Sold	$-0-	$-0-
Taxes Paid	$-0-	$-0-
Net Income	($91,749)	$-0-

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 18, 2017

FORM C

Up to $1,000,000.00

Big Cheese, Inc.



Convertible Promissory Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Big Cheese, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Convertible Promissory Notes of the Company (the "Notes" or the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $1,000,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100 per Purchaser with additional increments of $100. The offer made hereby is subject to modification and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete and execute a Note Purchase Agreement. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive 7% of the total proceeds related to the purchase and sale of the Securities and a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$1,000,000.00	$70,000	$930,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 18, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL

BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors, including, but not limited to, the factors described under the section of this Form C captioned "Risk Factors" below, could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Copies of any notices with respect to this Offering should be sent to: Bevilacqua PLLC, 1629 K Street, NW, Suite300, Washington, DC 20006, Attn: Louis A Bevilacqua, Esq. 202-869-0888 (ext. 100).

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at www.thegrilledcheesetruck.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least three annual reports pursuant to Regulation CF;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

The Company was incorporated in Delaware on September 16, 2016 to acquire the world-wide intellectual property rights to the "Grilled Cheese Truck" brand and related trademarks.

The Company's principal office is located at 990 Biscayne Blvd., Suite 401, Miami, FL 33132.

The Company's website is www.thegrilledcheesetruck.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

Eligibility

The Company certifies that it is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Business

We are a startup company being structured as a national purveyor of fast food through multiple sales channels and branded as the Grilled Cheese Truck and the Grilled Cheese Truck Stop. We are positioning the company as a national brand with a focus on grilled cheese and related products. We intend to capitalize on the Grilled Cheese Truck brand by marketing gourmet grilled cheese products through multiple sales channels including food trucks, food carts, small footprint restaurants and similar channels. We intend to operate both franchised and company-owned restaurants, trucks and food carts.

Our primary management activities currently consist of the establishment of a broad number of strategic relationships, preparation of legal documentation, including the Franchise Disclosure Document for federal and state filings necessary to market franchises, negotiation of agreements for restaurant operations, conducting interviews of prospective employees, development of menu items, designing social media campaigns, channel development for military veterans as prospective franchisees and other similar activities.

We are currently negotiating a joint venture agreement which will operate through a majority-owned subsidiary. While there are no assurances that we will successfully enter into this joint venture agreement with our proposed venture partner, if the agreement is executed in its current form, the Company will commence operations with four food trucks over the next sixty to ninety days in the Los Angeles area. On execution, this agreement would represent the initial launch of food trucks in the Los Angeles area under our ownership.

The Business Plan

Our objective is to become a national leader in the Quick Serve Restaurant industry marketing branded grilled cheese and related products through multiple sales channels.

The Offering

Minimum amount of Notes being offered	$50,000.00
Maximum amount of Notes being offered	$1,000,000.00
Purchase price per Security	The Convertible Promissory Notes shall be issued at par (the amount of the obligation)
Minimum investment amount per investor	$100.00
Offering deadline	March 31, 2017
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	The Notes are not equity securities and do not carry voting rights until converted into equity securities in accordance with their terms. See the description of the Securities on page 36 hereof.

Regulation D, Rule 506(c) Concurrent Offering

Concurrently with this Offering, we will be offering and selling the Notes in a separate private placement in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506(c) and the provisions of Regulation D promulgated thereunder. Although we will be generally soliciting and advertising this Rule 506(c) offering, sales will only be made to accredited investors as that term is defined in Rule 501(a) of Regulation D and we will take reasonable steps to verify that all investors in the Rule 506(c) offering are "accredited investors." We expect that this 506(c) offering will be conducted through a registered broker-dealer affiliate of the Intermediary.

Regulation A Follow-On Initial Public Offering

Following completion of this Offering, we expect to conduct an initial public offering of our common stock pursuant to Regulation A under the Securities Act of 1933. We hope to raise up to $5,000,000 in this Regulation A public offering.

RISK FACTORS

Risks Related to the Company's Business, Operating Results and Industry

We have a limited operating history on which to evaluate our potential and determine if we will be able to execute our business plan.
We were formed in September 2016 and acquired the world-wide intellectual property rights to the "Grilled Cheese Truck" brand and related trademarks on October 4, 2016. We plan to operate mobile food trucks throughout the United States and, eventually, internationally, and we plan to expand operations to include kiosks, physical restaurants, and other food delivery operations that are either company owned or franchised. Consequently, our historical results of operations do not provide an accurate indication of our future operations or prospects. Investment in our securities should be considered in light of the risks and difficulties we will encounter as we attempt to penetrate the food truck and fast casual restaurant industry.

In addition, we cannot guarantee that we will be able to achieve our expansion goals or that new food delivery operations will generate sufficient revenues or be operated profitably. Our ability to expand will depend on a number of factors, many of which are beyond our control. These risks may include, but are not limited to:

- locating suitable sites in new and existing markets;

- recruiting, training and retaining qualified corporate personnel and management;

- attracting and retaining qualified employees;

- cost effective and timely planning, design and delivery;

- obtaining and maintaining required local, state and federal governmental approvals and permits;

- creating customer awareness of our brands in new markets;

- competition in our markets; and

- general economic conditions.

If we are unable to expand our mobile food truck concept, our potential for growth and our results of operations could be harmed significantly.

A critical factor in our future viability will be our ability to expand our mobile food truck concept. Our growth plans contemplate acquiring a number of additional mobile food trucks in future months and years, as well as expansion to kiosks, physical restaurants, and other food delivery operations that are either company owned or franchised. If we do not open and operate new mobile food trucks and other food delivery operations, our growth and results of operations could be harmed significantly. Our ability to access and open new mobile food trucks and other food delivery operations in a timely manner and operate them profitably depends upon a number of factors, many of which are beyond our control, including the following:

- our ability to generate or raise the capital necessary to acquire and open new locations;

- the availability of suitable locations, our ability to compete effectively for those locations, and enter into agreements or obtain permits for such locations on acceptable terms;

- obtaining and maintaining required local, state and federal governmental approvals and permits;

- labor shortages or disputes; and

- unforeseen engineering or environmental problems with the premises.

Our future growth plans depend in large part on our ability to identify, attract and retain qualified franchisees and to manage our proposed franchise business.

We expect to grow our business through the franchising of our mobile food truck concept. As a result, our future growth will depend on our ability to attract and retain qualified franchisees, the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing, and the franchisees' ability to timely develop mobile food trucks and other food delivery operations. We may not be able to recruit franchisees that have the business abilities or financial resources necessary to open operations on schedule, or at all, or who will conduct operations in a manner consistent with our concept and standards. Also, our franchisees may not be able to operate mobile food trucks and other food delivery operations in a profitable manner.

In addition, Federal Trade Commission rules require us to furnish prospective franchisees with a franchise disclosure document containing prescribed information before entering into a binding agreement or accepting any payment for the franchise. Many other states also have state franchise sales or business opportunity laws which require us to add to the federal disclosure document additional state-specific disclosures and to register our offering with a state agency before we may offer our franchises for locations in the state or to state residents. We will have to file and receive approval of our franchise disclosure document before we can sell franchises. Applicable laws in states provide state examiners with discretion to disapprove registration applications based on a number of factors. There can be no assurance that we will be successful in obtaining registration in all states or be able to continue to comply with these regulations, which could have a material adverse effect on our business and results of operations.

Finally, our future franchise operations will be dependent upon our ability to:

- develop, maintain and enhance our "Grilled Cheese Truck" brand;

- maintain satisfactory relations with our franchisees who may, in certain instances, have interests adverse to our interests;

- monitor and audit the reports and payments received from franchisees; and

- comply with applicable franchising laws, rules and regulations.

The viability of our new business model is dependent on a number of factors that are not within our control.
The viability of our company-owned and potential franchised food delivery operations are, and will continue to be, subject to a number of factors that are not within our control, including:

- changes in consumer tastes;

- national, regional and local economic conditions;

- traffic patterns in the venues in which we and our franchisees will operate;

- discretionary spending priorities;

- demographic trends;

- consumer confidence in food quality, handling and safety;

- consumer confidence in the venues in which we and our franchisees will operate;

- weather conditions; and

- the type, number and location of competing mobile food trucks or restaurants.

Our inability to manage our growth could impede our ability to generate revenues and profits and to otherwise implement our business plan and growth strategies, which would have a negative impact on our revenues and results of operation.
Our business plan is to grow rapidly by opening new mobile food trucks, expanding upon the locations that our food trucks service, opening kiosks, physical restaurants, and other food delivery operations and beginning franchising operations. Our planned growth will require us to:

- significantly improve or replace our existing managerial, operational and financial systems, procedures and controls;

- begin compliance with complex rules and regulations relating to franchising;

- manage the coordination between our various corporate functions, including accounting, legal, accounts payable and receivable, and marketing and development;

- manage, train, motivate and maintain a growing employee base; and

- manage our relationships with franchisees.

In addition, our expansion plans will likely require us to:

- make significant capital investments;

- devote significant management time and effort;

- develop budgets for, and monitor, food, beverage, labor, occupancy and other costs at levels that will produce profitable operations; and

- as applicable, budget and monitor the cost of future capital investments.

The time and costs to effectuate these steps may place a significant strain on our management personnel, systems and resources, particularly given the limited amount of financial resources and skilled employees that may be available at the time. As a result, it may become more difficult to both implement more sophisticated managerial, operational and financial systems, procedures and controls and to train and manage the personnel necessary to implement these functions. We cannot assure you that we will institute, in a timely manner or at all, the improvements to our managerial, operational and financial systems, procedures and controls necessary to support our anticipated increased levels of operations and to coordinate our various corporate functions.

Our expansion into new markets may present increased risks due to our unfamiliarity with the geographic area.
As a part of our expansion strategy, we expect that we will be operating in markets in which we have no prior operating experience. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns. In addition, any new food delivery operations may take several months to reach budgeted operating levels due to problems associated with new operations, including lack of market awareness, inability to hire sufficient staff and other factors. Although we will attempt to mitigate these factors by thoroughly researching potential markets and paying careful attention to training and staffing needs, there can be no assurance that we will be able to operate new food delivery operations in new geographic areas on a profitable basis.

Fluctuations in the cost, availability and quality of our raw ingredients may affect our business, reputation and financial results.
The cost, availability and quality of the ingredients that we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic and political conditions, weather and demand could adversely affect the cost of our ingredients. We have limited control over changes in the price and quality of commodities since we typically do not enter into long-term pricing agreements for our ingredients. We may not be able to pass through any future cost increases by increasing menu prices. We are, and our potential franchisees will be, dependent on frequent deliveries of fresh ingredients, thereby subjecting us to the risk of shortages or interruptions in supply. This could dramatically increase the price of certain menu items which could decrease sales of those items or could force us to eliminate those items from our menus entirely. All of these factors could adversely affect our business, reputation and financial results.

Our ability to maintain local, state and national licenses and permits could adversely affect our financial results and restrict our ability to grow.
We must obtain a food service license from local health authorities as well as other related permits from local and national authorities in order to operate our food delivery operations. Obtaining and maintaining these permits and licenses is an imperative component of our operations and there can be no assurance that we will remain in compliance with applicable laws or licenses that we have or will obtain. The failure to obtain or maintain our food service licenses and other required licenses, permits and approvals could result in our loss of licenses and would adversely affect our financial results and could impact our growth strategy.

Government regulations affecting franchising could restrict our ability to grow.
We will be subject to federal regulation and state laws that regulate the offer and sale of franchises and substantive aspects of a franchisor-franchisee relationship. We are also subject to various other federal, state and local laws, rules and regulations affecting our business, and our future franchisees will be subject to these laws, rules and regulations as well. Each of our food delivery operations and those owned by our future franchisees will be subject to a variety of licensing and governmental regulatory provisions relating to wholesomeness of food, sanitation, health and safety. Difficulties in obtaining, or the failure to obtain, required licenses or approvals by our franchisees can delay or prevent the opening of new food delivery operations in any particular area. Furthermore, there can be no assurance that our franchisees will remain in compliance with applicable laws or licenses that such franchisees will obtain, the failure of which could result in the loss of licenses which would adversely affect our growth strategy.

Our future success is dependent, in part, on the performance and continued service of David Danhi.
We will be dependent to a great extent upon the experience, abilities and continued services of David Danhi, who will become our Chief Creative Officer upon completion of this Offering. The loss of his services could have a material adverse effect on our business, financial condition or results of operation.

Our success will rely on consumers purchasing our products. Changes in consumer preferences and market conditions may affect our ability to be profitable.
Our operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service relating to any indebtedness that we may incur in the future and principal reduction payments relating to any such indebtedness, and general economic conditions. There is no assurance that we will be successful in marketing any of our products, or that the revenues from the sale of such products will be significant. Consequently, our revenues may vary by quarter, and our operating results may experience fluctuations.

Our success will depend on our ability to compete with our major competitors, many of which have greater resources than us.

The mobile food truck and fast casual restaurant industry is intensely competitive and we expect to compete in the United States with many well-established food service companies on the basis of product choice, quality, affordability, service and location. Our competitors include a variety of independent local operators, in addition to well-capitalized regional, national and international restaurant chains and franchises. We will compete for consumer dining dollars with national, regional and local (1) quick service restaurants that offer alternative menus, (2) casual and "fast casual" restaurant chains, and (3) convenience stores and grocery stores. Furthermore, the mobile food truck and restaurant industry has few barriers to entry, and therefore new competitors may emerge at any time.

Our ability to compete will depend on the success of our plans to improve existing products, to develop and roll-out new products and product line extensions, to expand the number of trucks/franchises, to effectively respond to consumer preferences and to manage the complexity of our restaurant operations as well as the impact of our competitors' actions. Some of our competitors have substantially greater financial resources, higher revenues and greater economies of scale than we do. These advantages may allow them to (1) react to changes in pricing and marketing more quickly and more effectively than we can, (2) rapidly expand new product introductions, and (3) spend significantly more on advertising, marketing and other promotional activities than we do, all of which may give them a competitive advantage. Such competition may further adversely affect our revenues and profits by reducing our revenues and royalty payments from franchise restaurants.

Our business plan depends on our ability to successfully integrate and manage our future franchise operations.

Our business plan relies on the substantial expansion of our business through the franchising of mobile food trucks, kiosks, physical restaurants, and other food delivery operations. However, we lack prior experience with establishing and managing franchise operations. The success of our franchises depends upon, among other things, the skills and business acumen of our franchisees, the identification of suitable locations, the effective management of those franchises' locations, and our managerial and administrative resources. Our future success will depend on our ability to operate and oversee a significant number of franchise locations.

We will not be able to exercise control over the day-to-day operations of our franchised locations. While we will try to ensure that franchised locations meet the same operating standards that we demand of Company operated locations, one or more franchised locations may not do so. Any operational shortcomings of our franchised locations are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the franchised royalty revenues we receive from those locations.

Economic conditions may adversely affect consumer discretionary spending which could negatively impact our business and operating results.

We believe that our sales, customer traffic and profitability are strongly correlated to consumer discretionary spending, which is influenced by general economic conditions, unemployment levels, the availability of discretionary income and, ultimately, consumer confidence. A protracted economic slowdown, increased unemployment and underemployment of our customer base, decreased salaries and wage rates, increased energy prices, inflation, foreclosures, rising interest rates or other cost pressures adversely affect consumer behavior by weakening consumer confidence and decreasing consumer spending for dining occasions.

Our franchise business model presents a number of disadvantages and risks.

We intend to have a high percentage of franchise operations, and we expect the number of franchises to increase as we continue to implement our growth plans. Our franchised business model presents a number of drawbacks, such as our limited influence over franchisees and reliance on franchisees to implement major initiatives, limited ability to facilitate changes in restaurant ownership, limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings and inability or unwillingness of franchisees to participate in our strategic initiatives.

Our principal competitors may have greater influence over their respective systems than we do because of their significantly higher number of restaurants and, as a result, they may have a greater ability to implement operational initiatives and business strategies, including their marketing and advertising programs.

Franchisee support of our marketing and advertising programs will be critical for our success.

The support of our franchisees will be critical for the success of our marketing programs and any new capital intensive or other strategic initiatives we seek to undertake, and the successful execution of these initiatives will

depend on our ability to maintain alignment with our franchisees. While we can mandate certain strategic initiatives through enforcement of franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful. In addition, our efforts to build alignment with franchisees may result in a delay in the implementation of our marketing and advertising programs and other key initiatives. Our franchisees may not continue to support our marketing programs and strategic initiatives. The failure of our franchisees to support our marketing programs and strategic initiatives could adversely affect our ability to implement our business strategy and could materially harm our business, results of operations and financial condition.

Increases in the cost of food, paper products and energy could harm our profitability and operating results.
Our profitability will depend in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices could adversely affect our operating results. Increases in commodity prices could result in higher operating costs, and the highly competitive nature of our industry may limit our ability to pass increased costs on to our customers.

Increases in energy costs, principally fuel, could adversely affect our operating margins and our financial results if we choose not to pass, or cannot pass, these increased costs to our customers. In addition, our distributors purchase gasoline needed to transport food and other supplies to us. Any significant increases in energy costs could result in the imposition of fuel surcharges by our distributors that could adversely affect our operating margins and financial results if we chose not to pass, or cannot pass, these increased costs to our customers.

Increases in labor costs could slow our growth or harm our business.
We will operate a labor intensive business. Consequently, our success will depend in part upon our ability to manage our labor costs and its impact on our margins. We will seek to minimize the long-term trend toward higher wages in both mature and developing markets through increases in labor efficiencies. However, we may not be successful in this regard.

Furthermore, we must attract, motivate and retain employees with the qualifications to succeed in our industry and the motivation to apply our core service philosophy. If we are unable to recruit and retain sufficiently qualified managers or to motivate our employees to sustain our service levels, our business and our growth could be adversely affected. Despite current economic conditions, attracting and retaining qualified managers and employees remains challenging and our inability to meet these challenges could require us to pay higher wages and/or additional costs associated with high turnover. In addition, increases in the minimum wage or labor regulations and the potential impact of union organizing efforts in the different states within the United States in which we operate could increase our labor costs. Additional labor costs could adversely affect our margins.

Our operating results depend on the effectiveness of our marketing and advertising programs.
We expect that our revenues will be heavily influenced by brand marketing and advertising utilizing social media. Our marketing and advertising programs may not be successful, which may lead us to fail to attract new customers and retain existing customers. If our marketing and advertising programs are unsuccessful, our results of operations could be materially and adversely affected. Moreover, because we expect that franchisees and restaurants will contribute to our advertising fund based on a percentage of our gross sales, our advertising fund expenditures will be dependent upon sales volumes system-wide. If system-wide sales decline, there will be a reduced amount available for our marketing and advertising programs.

Our inability to protect our trademarks may prevent us from successfully marketing our business and competing effectively.
Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property, particularly our trademarks, to be of considerable value and importance to our business and our success. We will rely on a combination of trademark, trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that these steps to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our trademark, trade secrets or similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our

proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands.

Food safety and food-borne illness concerns may have an adverse effect on our business.
Food safety will be a top priority, and we will dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as pathogenic E. coli, bovine spongiform encephalopathy or "mad cow disease," hepatitis A, salmonella, and other food safety issues have occurred in the food industry in the past, and could occur in the future. Furthermore, our reliance on third-party food suppliers and distributors will increase the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single location. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as mad cow disease, which could give rise to claims or allegations on a retroactive basis. Any report or publicity linking us or one of our franchisees to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brands and reputation as well as our revenues and profits. Outbreaks of disease, as well as influenza, could reduce traffic. If our customers become ill from food-borne illnesses, we could also be forced to temporarily suspend truck stops. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of competitors could adversely affect our sales as a result of negative publicity about the foodservice industry generally.

The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain, significantly increase our costs and/or lower margins for us and our franchisees. In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations of restaurant chains in the quick service restaurant segment and could affect us in the future as well.

Our sales and reputation may be affected by product liability claims, litigation or adverse publicity.
The sale of products for human consumption involves an inherent risk of injury to consumers. We will face risks associated with product liability claims or litigation if our products cause injury. Our products will be subject to product tampering, and to contamination risks, such as mold, bacteria, insects, and other pests, and off-flavor contamination. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this, our products could be subject to product liability claims. We cannot predict what impact such product liability claims or resulting negative publicity would have on our business or on our brand image. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the loss of certain licenses or other governmental penalties. In addition, product liability claims could have a material adverse effect on the demand for our products and on our business goodwill and reputation. Adverse publicity could result in a loss of consumer confidence in our products.

Our results can be adversely affected by unforeseen events, such as adverse weather conditions, natural disasters or catastrophic events.
Unforeseen events, such as adverse weather conditions, natural disasters or catastrophic events, can adversely impact our sales. Natural disasters such as earthquakes, hurricanes, and severe adverse weather conditions, can keep customers in the affected area from dining out and result in adversely affecting our sales. Because a significant portion of our operating costs will be fixed or semi-fixed in nature, the loss of sales during these periods would hurt our operating margins and could result in operating losses.

Shortages or interruptions in the availability and delivery of food, beverages and other supplies may increase costs or reduce revenues.
We will be dependent upon third parties to make frequent deliveries of perishable food products that meet our specifications. Shortages or interruptions in the supply of food items and other supplies could adversely affect the availability, quality and cost of items we buy and our operations. Such shortages or disruptions could be caused by

inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, problems in production or distribution, the inability of our vendors to obtain credit, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control. A shortage or interruption in the availability of certain food products or supplies could increase costs and limit the availability of products critical to our operations.

Our distributors will operate in a competitive and low-margin business environment. If one of our principal distributors is in financial distress and therefore unable to continue to supply us and our franchisees with needed products, we may need to take steps to ensure the continued supply of products in the affected markets, which could result in increased costs to distribute needed products. If a principal distributor or our franchisees fails to meet its service requirements for any reason, it could lead to a disruption of service or supply until a new distributor is engaged, which could have an adverse effect on our business.

Risks Related to the Securities

The initial Purchasers will bear a substantial risk that we will not raise sufficient funds.
We intend to accept subscriptions for the Notes once we have raised the target amount of $50,000. Thus, Purchasers who purchase Notes prior to the Offering being subscribed in full will bear the risk of whether there will be additional Purchasers to complete the Offering up to the maximum amount or that we would be able to raise funds in another manner. You should be aware that your investment may be lost if we raise the target offering amount but are not able to raise sufficient funds to execute our business plan.

Our ability to repay the Notes will depend upon our ability to generate revenues.
Our ability to pay interest on the Notes will depend in significant part on generating revenues in our business. Unless and until we generate revenues, our only source of funds to pay interest on the Notes will be from the issuance and sale of the Notes or funding we may obtain from other sources (and we have no commitments for other funding). We do not intend to establish an interest reserve with a portion of the proceeds of the sale of Notes in this Offering, and thus investors have no assurance that we will have funds to pay interest.

We may prepay the Notes.
We have the right to prepay the Notes if approved in writing by the holders of a majority (by unpaid principal amount) of the Notes. Such repayment would shorten the period, if any, that you would be entitled to receive interest payments.

The Notes will be effectively subordinate to any of our debt that is secured.
The Promissory Note will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Notes only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. While we have no other material debt as of September 30, 2016, the Notes do no prohibit us from additional borrowings (secured or unsecured).

Purchasers in this Offering are not receiving equity in the Company and will have no voting rights or control over the business and operations of the Company until the Notes are converted.
The Notes are subject to automatic conversion. In the event we consummate, prior to the maturity date, an equity financing pursuant to which we sell our common stock, preferred stock or other equity or equity-linked securities, with an aggregate sales price of not less than $3 million, excluding any and all indebtedness under the Notes that is converted into such equity securities, and with the principal purpose of raising capital, then the outstanding principal and accrued interest of the Notes shall be automatically converted into such Equity Securities at a conversion price equal to the lower of (a) 80% of the per share price paid by the investors in such equity financing (i.e., a 20% discount) or (b) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and

otherwise on the same terms and conditions as given to the investors. We refer to this equity financing as a "Qualified Financing."

There can be no assurance that we will be able to complete a Qualified Financing. Until the Notes are converted, you will be a creditor of our company and will not have any of the rights associated with owning an equity interest in an enterprise. Specifically, you will not be entitled to any distribution of profits from the Company.

There are no limitations on our ability to make compensatory or other payments to our directors and officers (or their affiliates) or to make distributions to our stockholders.
The Notes contain no limitations on our ability to compensate our directors or officers or to make distributions to our stockholders. Compensation and distribution payments will reduce our funds available to pay interest on the Notes or to repay the Notes at maturity.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 89.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are a startup company being structured as a national purveyor of fast food through multiple sales channels and branded as the Grilled Cheese Truck and the Grilled Cheese Truck Stop. We are positioning the company as a national brand with a focus on grilled cheese and related products. We intend to capitalize on the Grilled Cheese Truck brand by marketing gourmet grilled cheese products through multiple sales channels including food trucks, food carts, small footprint restaurants and similar channels. We intend to operate both franchised and company-owned restaurants, trucks and food carts.

Our primary management activities currently consist of the establishment of a broad number of strategic relationships, preparation of legal documentation, including the Franchise Disclosure Document for federal and state filings necessary to market franchises, negotiation of agreements for restaurant operations, conducting interviews of prospective employees, development of menu items, designing social media campaigns, channel development for military veterans as prospective franchisees and other similar activities.

We are currently negotiating a joint venture agreement which will operate through a majority-owned subsidiary. While there are no assurances that we will successfully enter into this joint venture agreement with our proposed venture partner, if the agreement is executed in its current form, the Company will commence operations with four food trucks over the next sixty to ninety days in the Los Angeles area. On execution, this agreement would represent the initial launch of food trucks in the Los Angeles area under our ownership.

Under prior ownership, the Grilled Cheese Truck brand received national media visibility and through our acquisition of the brand, we have over 100,000 total social media followers through a variety of social media platforms, including Facebook, Twitter and Instagram. We believe that our use of social media will help drive our growth by allowing us to communicate with a large group of our interested fan base in real time, letting people know special promotions at our restaurants or when and where our food trucks will be located on a given date and time. We believe that providing potential customers with up-to-date information regarding the time and location of our trucks will help promote and drive additional customers to our trucks, therefore increasing our sales at each prospective location. We believe the Grilled Cheese Truck has established brand presence in Los Angeles, California under prior ownership and we hope to capitalize on this brand presence and to leverage our brand nationally through multiple sales channels.

We expect to generate revenue from food and beverage sales through multiple sales channels nationally and our company-operated food trucks initially in Los Angeles, California. We intend to expand nationally and prospectively generate revenue from franchise sales, with an initial focus on offering franchise opportunities to military veterans, with royalties to us based on a percentage of sales by franchisees and sales of food products to our franchisees. There can be no guarantee or assurance, however, that we will be able to implement our franchise expansion plan or that we will be able to collect royalties from the sales made by our potential franchisees. In addition to our potential franchise operations, we intend to open company-owned stores, expand and increase the number of company-owned and franchised brick and mortar restaurants, and open and expand our operations within sports venues and airports and bring our food trucks to special events throughout the United States and internationally.

Business Plan

Our objective is to become a leader in the branded quick serve restaurant industry marketing gourmet Grilled Cheese Truck products through multiple sales channels including small footprint restaurants, food trucks, food carts and related channels.

National launch: While there are no assurances we will be successful; our business objectives call for a national launch following the completion of our anticipated Reg A+ offering. That launch calls for the following:

- *Marketing of franchises*: We will commence marketing of franchise agreements following regulatory approval of the FDD. We will focus our initial franchising efforts on offering franchise opportunities to military veterans on a discounted basis and we hope to be able to provide financing support.

- *Food trucks*: We anticipate deploying 30 to 40 trucks nationally in the first year of operation after capital is raised. We expect that approximately half of these trucks will be company-owned and half franchised.

- *Food carts:* We anticipate deploying a total of 75 food carts in its first three years of operation after capital is raised in urban areas at the rate of 25 per year.

- *Bricks and Mortar:* We anticipate opening 12 quick serve restaurants per year that will be branded as the Grilled Cheese Truck Stop for ownership and franchising at physical locations over the first three years.

- *Additional facilities:* We anticipate opening stores in malls and airports but no estimate has been made at this time.

In addition: Each element of our strategy is designed to differentiate and reinforce our Company's brand and engender a degree of loyalty among our customers. The cornerstones of this strategy include:

- *Maintaining our menu:* We are committed to using the best available ingredients in producing the best gourmet grilled cheese sandwiches, soups, salads and side dishes. We strive to use fresh ingredients in the preparation of our sandwiches, as opposed to frozen or canned goods. Further, all of our ingredients will be side-by-side taste-tested for quality prior to use.

- *Customer Service:* We expect to rely on repeat business and we view our customers' interactions with employees as critical to our long-term success. Through our emphasis on training, personal development and equity incentives, we believe we can attract and retain well-qualified, motivated employees committed to providing superior levels of customer service.

- *Marketing:* We will continue to build on our social media and mainstream media presence (television, radio, print, etc.) to communicate with existing and future customers. We will reinforce a distinctive brand image built on the quality of our food and customer service experience.

- *Truck Design:* Our trucks typically will be configured to accommodate a high volume of traffic. Our truck's design is intended to be casual and comforting. Although a number of customers will buy our food and return to their homes and/or offices to eat the purchased food, we expect that many of our customers will enjoy eating at the truck. Although we do not personally provide organized tables and chairs for dining, we believe that approximately 25% of the locations we will serve will be set up for street side dining with organized tables and chairs for the customer's comfort. Our strategy is to schedule truck locations in selected high-traffic, high-visibility locations in order to realize operating and marketing efficiencies and enhance brand awareness.

- *Hub-and-Spoke:* In order to manage costs, ensure compliance with our quality standards and provide consistency to our customers, under certain circumstances we plan to control our food preparation from centrally located kitchens. We believe this hub-and-spoke format provides significant competitive advantages.

- *Employee Relations*: We believe that the training and knowledge of our employees and the consistency and quality of the service they deliver are central to our success. We believe that an employee-oriented culture creates a sense of personal responsibility among all employees, resulting in a higher level of customer service. We intend to encourage and support our employees by offering competitive wages and developing relevant benefits.

History of the Business

We were incorporated in Delaware on September 16, 2016 to acquire the world-wide intellectual property rights to the "Grilled Cheese Truck" brand and related trademarks, which we did on October 4, 2016. We acquired these intellectual property rights from David Danhi, the founder and celebrity chef, for a total purchase price of $300,000 and 700,000 shares of our common stock or 25% of the Company. Mr. Danhi is a well-known Los Angeles-based chef and food entrepreneur who has served as Executive Chef with major Los Angeles restaurant groups including Roxbury Supper Club, the Water Grille and Georgia. Mr. Danhi also owns and operates DD Hospitality Recruitment, a restaurant and hotel staffing company.

Mr. Danhi has entered into an employment agreement pursuant to his services as our Chief Creative Officer upon completion of this Offering. We have agreed to pay Mr. Danhi a base salary of $100,000 per year.

History of the Brand

In 2009 Mr. Danhi created and launched the first The Grilled Cheese Truck, initially operating one part-time truck, expanding to one full-time truck and one part-time truck in Los Angeles. The part-time truck was generally used for special events (catering) such a birthday parties and weddings. Initially, Mr. Danhi was operating the truck on weekends and primarily participating weekend food truck events. As noted, he won a significant number of awards and garnered a great deal of media attention including "Best Food Truck" over 8 times from various media outlets and review guides including: CBS LA.com (2012), LA Times Readers Choice Award (2011), Klout.com "Most Influential Food Truck" (2010 and 2011), LA Hot List (2011), ABC Channel 7 (2010), and Mobliecravings.com (2010), just to name a few.

On October 18, 2012, TRIG Acquisition 1, Inc., a Delaware Form 10 company, acquired the Grilled Cheese Truck brand and certain assets pursuant to a share exchange agreement and subsequently changed its name to The Grilled Cheese Truck, followed by another name change to American Patriot Brands, principally pursuant to a national franchise model. American Patriot Brands; however, did not complete it's Franchise Disclosure Document, the governing document which would have allowed American Patriot Brands to sell franchises once it had received regulatory approval. At its peak, American Patriot Brands operated 10 trucks, 8 of which were company-owned and 2 of which were licensed. American Patriot Brands did not operate any bricks and mortar locations. Bricks and mortar locations are a significant part of our business model. We expect to launch of a number of major market small footprint retail operations.

On September 23, 2016, Mr. Danhi re-acquired the Grilled Cheese Truck brand and related trademarks from American Patriot Brands.

On October 4, 2016, Big Cheese, Inc. acquired the Grilled Cheese Truck brand and related trademarks as more fully described below.

The Danhi Acquisition Agreement

On October 4, 2016, we executed an intellectual property rights purchase agreement (the "IP Purchase Agreement") with Dave Danhi, a successful chef and food industry entrepreneur and the owner of certain rights in and to the trademarks "the Grilled Cheese Truck," "the Grilled Cheese Truck Stop," the Original Grilled Cheese Truck," "the Original Grilled Cheese Truck Stop" and similar marks for various uses under serial numbers of 85865154, 85865155, 85865156, 85865152, 85865148, 85865151, and other serial numbers and Dave Danhi or his affiliate has obtained federal registration for certain trademarks, trade dress and logos, including but not limited to "BCI," "CHEESY MAC AND RIB MELT," "PEPPERBELLY MELT," "PLAIN AND SIMPLE MELT," "S'MORE MELT," "THE CHEESE MAC MELT," "THE FULLY LOADED," "YOU CANT SAY GRILLED CHEESE WITHOUT SMILING" and the "Reclining Girl Eating Sandwich Design" logo (collectively, the "Marks"). Mr. Danhi also owns the URL www.thegrilledcheesetruck.com and similar URLs, copyrighted website content and social media pages on Facebook and Twitter that include the Marks and relate to the business of providing food, drinks, catering and related services whether from a mobile truck restaurant or otherwise and may have additional trademark and logo applications pending with the United States Trademark and Patent Office or internationally. This intellectual property was purchased for $300,000 in cash and 25% of the issued and outstanding equity our company. In addition, we acquired a 40% interest in any and all future business ventures associated with the mark "Grilled Cheese Please," a new brand being developed by Dave Danhi, with a prototype launched at the Los Angeles International Airport in September 2016, which prototype is excluded from the acquisition contemplated by the IP Purchase Agreement. We also received a "Right of First Refusal" in the event of any subsequent sale of Danhi's 60% interest in Grilled Cheese Please. Except for the existing Los Angeles Airport location and future ventures associated with the Grilled Cheese Please where BCI will own at least 40%, Danhi will not be able to compete in any way with our business. In addition, Mr. Danhi has entered into a three-year employment agreement which will commence following the completion of the our expected initial public offering. Mr. Danhi is our Chief Creative Officer and we will pay him $100,000 per annum.

The Company's Products and/or Services

Our Channels

Our channels will offer a menu of grilled cheese sandwiches ranging from our "Plain and Simple Melts" to our signature melt, "The Cheesy Mac and Rib" that contains proprietary recipes of macaroni and cheese and pulled BBQ pork. In addition, our trucks will offer certain special melts including our "Fried Chicken and Waffle Melt" which are available on a limited basis. Our menu will also offer dessert melts, homemade tomato soup, Tater Tots and other potato specialties, specialty dipping sauces, our signature bread and butter pickles and an assortment of beverages. Our menu will be subject to seasonal menu changes to ensure the use of high quality and fresh ingredients and we plan to make custom menus available for our catering clients. The menus may also be modified based on the type and size of the location.

We believe that we will offer products that would be found in the gourmet food industry while maintaining menu prices that are average within the industry. We believe that it is this combination of a desirable product, exceptional customer service and competitive prices that will allow us to maintain repeat business from our customers.

Site Selection

We will strive to operate in high-traffic, high-visibility locations in each of our target markets in order to realize operating and marketing efficiencies and enhance brand awareness. With respect to our trucks, in addition to pedestrian traffic, when determining site location, we will consider the following factors: (i) direct requests for lunch and dinner stops from local businesses, (ii) direct requests for private caterings and (iii) direct requests for special food and gourmet food truck events.

We intend to operate in highly populated areas, including malls, airports, street corners for our food carts, at or near office buildings, in downtown and suburban centers and at or near local businesses that have heavy pedestrian street traffic. This mobility will further enable us to adapt in the event that there is a large festival, gathering or public event in a target market (such as an auto race, professional or college sporting event, event at a school or church or a movie premier) that could enable us to increase our sales.

We will also operate our trucks at private locations in connection with caterings for events such as birthdays, graduations, weddings, bar and bat mitzvahs, cast and crew caterings and other special events.

Truck Economics

With respect to our future planned franchise efforts (discussed in more detail below), the current anticipated average cost to obtain a Grilled Cheese Truck franchise is estimated to be under $35,000, or $25,000 for veterans. However, the $35,000 (or $25,000) cost does not include deposits to lease or rent a truck, an exterior wrap for the truck, a point of sale system, equipment, permits, uniforms and new staff training, which is estimated to be approximately $35,000 (such estimates will differ depending on location). In addition, each franchisee will be responsible for a royalty fee payable to us, currently anticipated at 8% of gross sales. There is no guarantee, however, that the royalty structure we ultimately establish will enable us or our franchisees to operate profitability under this model. We have not yet begun our franchising operations which are currently in development.

Based on our analysis, we estimated that a franchised truck will generate a national average of approximately $400,000 per year in gross revenues, before taking into account our franchise fee and royalty payments. We cannot guarantee that this estimate can be actualized.

Our expansion strategy is to add food carts and trucks in new markets and open brick and mortar retail locations, primarily owned by us, in new and existing markets. We intend to expand and generate revenue from additional company trucks, third-party license agreements at airports, stadiums, malls and other locations as well as through franchise revenues consisting primarily of royalties based on a percentage of sales reported by franchise revenue and franchise fees paid by franchisees. We are also planning the development of company operated "brick and mortar" grilled cheese stores, although we may also franchise some of the brick and mortar stores. However, we cannot provide any assurance or guarantee that we will be able to implement our expansion plan for food trucks and stores or collect any royalties based on a percentage of sales reported by licensees or franchisees.

Veteran Franchise Initiative

Our initial franchise marketing focus will be to provide franchise opportunities to military veterans. We will offer veterans a franchising fee of $25,000, a $10,000 discount from our regular franchising fee of $35,000, and we will assist prospective veteran franchisees in securing the financing necessary to acquire a franchise through the numerous financing services available to veterans.

We intend to begin operating trucks in new markets where we believe we can become a leading gourmet food truck in the area. Our intent is to develop our veteran training, management and ownership program, with the goal of having qualified veterans owning and operating Grilled Cheese Trucks. There are several obstacles that we will need to overcome in order to implement our expansion strategy including: (i) obtaining adequate financing, (ii) receiving legal approval for franchising in each respective state in which we seek to expand, (iii) building customer demand in new markets and (iv) streamlining our management and operations. We have not yet begun any legal franchising efforts.

Operations and Management

Our objective is to maintain quality and consistency in our operations through the careful training and supervision of personnel and the establishment of standards relating to gourmet grilled cheese preparation, maintenance of facilities and conduct of personnel. We will maintain financial and accounting controls for each of our operations through the use of central accounting and management information systems. Cash will be controlled through daily deposits of sales proceeds in local bank accounts.

The typical staff for one of our foods trucks and retail operations will consist of one manager and three to four hourly employees. Each employee will receive an initial 40 hours of training. We will seek to instill enthusiasm and dedication in our employees and will regularly solicit employee suggestions concerning operations. Our management will attempt to be responsive to employee concerns by conducting face to face meetings with personnel in each market.

A typical truck will perform 10 prescheduled stops per week. Typical weekday lunch hours of operation will be 11:30 a.m. to 2:00 p.m. and typical weekday dinner hours will be 6:00 p.m. to 8:30 p.m. Hours of operation on weekends will vary depending upon the types of scheduled stops. A typical weekend dinner shift will be able to serve customers as late as 12:00 a.m.

We will utilize a POS system at each retail or truck operation. Management recognizes the importance of efficient cash and accounting management systems and implementing an advanced point-of-sales (POS) platform that will work for both our company and future franchised outlets. In addition to quicker customer order process, this system will also streamline the financial reporting, cost of goods, performance metrics and finance processes. It will also track future franchised operations and remotely calculate and collect royalties, all in real time and on a daily basis.

Hub-and-Spoke

In certain markets we may utilize a hub-and-spoke business model. The hub will contain our kitchen and social media booking departments, as well as our operational supervision for each market. Each hub will service and support trucks within a 90-minute drive time radius from it. A typical hub will be able to support up to five high-volume trucks. In order to ensure the quality and consistency of our menu items, we will supervise and oversee the adherence to recipes, preparation and cooking procedures from our kitchens in the hubs.

Our regional food hub will be organized to actively manages the aggregation, distribution and marketing of source-identified food products primarily from local and regional producers, to strengthen our ability to satisfy client demand. This system is designed to increase transportation efficiencies, control quality and in-transit visibility and reduce truck travel and down-time.

The hub-and-spoke operating format has been deployed successfully for decades in transport, airlines, rail and public transit industries in the United States. The hub-and-spoke model is a distribution system of connections arranged around a center location, in which distribution moves along areas connected to the hub at the center. We believe the hub-and-spoke format is the most efficient operating model for multi-unit gourmet food truck operators.

We expect that our ability to grow new territories and to increase the scale of our operations will be driven by the increased economics of the hub-and-spoke system. We believe that the hub-and-spoke format can service more Company-operated and/or franchised trucks with a centralized (hub) location that manages the procurement and preparation of our products and quality control for each truck. We expect to utilize the hub-and-spoke system in each market that we enter from multiple locations depending on the size of the market being served.

Although we believe that the hub-and-spoke format can be scaled to facilitate our potential franchisees, given the preliminary stage of our company, we have not yet developed a full scale hub-and-spoke economic model applicable to our planned franchise business. As the franchise model is implemented, we will further explore and develop a hub-and-spoke model that is scalable to accommodate growth in our franchise operations.

Prospective franchisees will be responsible for all the costs associated with development of their franchises, including costs associated with implementing the hub-and-spoke model.

Our Products and Mr. Danhi

We will serve innovative gourmet grilled cheese melts that are made from seasonal ingredients. We believe that gourmet grilled cheese is the "new pizza." This iconic sandwich has been a beloved part of the American food culture since the early 1920s. Many Americans have grown up and continue to consume grilled cheese sandwiches as they are often considered a comfort food.

Our food offerings are the result of the creative energies of David Danhi, who is the founder and culinary force behind the Grilled Cheese Truck. Mr. Danhi has been engaged in the restaurant and food business for 30 years, with his melts appearing on numerous lists describing the best grilled cheese creations in the industry. Mr. Danhi was the Executive Chef at the Michelin star Water Grill restaurant in Los Angeles from 1996 to 1998. From 1990 to 1992, Mr. Danhi was Executive Chef at the Roxbury Supper club in Hollywood, California. Mr. Danhi has received numerous accolades including the Robert Mondovi Award of Culinary Excellence (naming him one of the country's top rising star chefs in 1994), best restaurant of the year in 1993 by numerous magazines including Bon Appétit, Esquire and Travel and Leisure, and best crab cakes in Los Angeles two years in a row.

Mr. Danhi's grilled cheese sandwiches have received numerous accolades and social media notoriety from times before we acquired the brand. These awards have been given by various entities that asked their followers to vote for their favorite food truck. Below are several of the articles to show the results of these awards:

- thedailymeal.com as one of Los Angeles 15 Best Foot Trucks of 2013 on July 15, 2013 (http://www.thedailymeal.com/los-angeles-s-15-best-food-trucks-2013);

- the latimes.com reader's choice as best food truck (http://www.latimes.com/custompublishing/readerschoice/restaurants/la-ss-readerschoice-grilledcheese-072429011,0,701450.story#axzz2lImZ93yB);

- the Los Angeles Hot List as number 1 food truck on LA Hot List 2011 (http://la.cityvoter.com/best/food-truck/food/los-angeles/2011);

- the 2013 number 1 people's choice award at the Grilled Cheese Invitational in April 2013 (http://grilledcheeseinvitational.com/?p=14250);

- relish.com as one of America's top 10 grilled cheese sandwiches on April 9, 2013 (http://relish.com/slideshows/americas-10-best-grilled-cheese-sandwiches-2/); and

- thedailymeal.com as one of the Sandwiches of the Week: America's Top 20 New Sandwiches on March 21, 2011 (http://www.thedailymeal.com/america-s-top-20-new-sandwiches?utm_source=Outbrain).

Franchise Business Model

We intend to commence preliminary operations as a franchisor (in addition to our operation as a purveyor of food) pursuant to a QSR or Quick Serve Restaurant business model once we receive regulatory approval of our franchise disclosure document. Our franchise operations are still in development. As a franchisor, we expect to generate revenues through franchising fees, the sale of food and supplies to franchisees and continuous royalty payments by

franchisees. Company guidelines will be placed on the geographic locations that trucks and food carts will be permitted to operate in. Additionally, our franchises will be required to comply with quality and customer service standards that we will develop internally.

A major component of our franchise marketing plan will be to initially focus on offering truck franchises to military veterans who are looking for opportunities as owners of small businesses characterized by a low capital entry cost, an established brand, geographic exclusivity and a universally appealing product line. We will offer veterans a discount to the franchise purchase price and we will assist prospective veteran franchisees in securing the financing necessary to acquire a franchise through the numerous financing services available to veterans.

Four Wheel - Mobile Grilled Cheese Truck

Franchisees will be required to pay an initial franchise fee and be required to rent or lease a pre-specified and fully equipped mobile food truck or food cart. Additionally, franchisees will pay a royalty to us based on revenue earned. Additional costs not included in the initial franchise fee include: truck or food cart costs, owner/operator training costs and related travel expense; initial inventory; grand opening expense; local business licenses and permits; home office business equipment and expenses; contributions to our advertising fund; and working capital reserves.

Besides the initial costs, there will also be franchise costs and ongoing expenses. We expect those costs will include:

- royalty payment based on a percentage of gross sales, currently estimated at 8%;
- cooperative ad fee based on a percentage of gross sales, currently estimated at 2%; and
- local advertising based on a percentage of gross sales.

Each franchisee will also be required to purchase certain ingredients and supplies from us at an expected profit to us. To reduce this cost to our franchisees, we will strategically place our commissaries, as part of our hub and spoke strategy, to minimize transportation costs associated with these ingredients and supplies. We do not believe that our markup on sales of food and supplies will cause the food prices to become overpriced.

Brick and Mortar - Fixed Location Grilled Cheese Truck Restaurants

In addition to the initial roll-out of mobile truck franchises and food carts, our plan includes our opening of company-owned brick and mortar, or fixed location stores. We are currently performing research and development for potential locations for our first such stores. We may also franchise these brick and mortar locations.

The Grilled Cheese Truck has developed innovative retail branding and design that we believe will provide measurable business results with brick and mortar locations that we open in the future. Our goal in opening fixed store locations will be centered on improving the customer experience. Our creative and strategically-driven brick and mortar design solutions will be offered in a variety of floor plans that currently include the following three layouts:

Layout one is for a self-sufficient Brick and Mortar retail location of approximately 2,000 square feet. This includes a well-designed kitchen which will support efficient, safe and profitable food preparation and consists of approximately 60 seats and slightly larger back kitchen and preparation area with adequate space for all of the necessary equipment, plus ample room for employees to work that can be utilized for both retail operations and to support truck operations. This layout can replace the need for a separate kitchen to fortify food storage and preparation for our mobile food truck solutions. This design will allow us to coordinate all operational and marketing requirements to seamlessly integrate them into the design, construction and operations.

Layout two is for a self-sufficient Brick and Mortar retail location of approximately 1,300 square feet. This includes a well-designed kitchen which will support efficient, safe and profitable food preparation and consists of approximately 60 seats. This layout would allow us to go into a smaller retail foot print and keep the lease and overhead costs down. A separate kitchen location may be utilized to fortify food storage and preparation for our food solutions.

Layout three is for retail locations of approximately 900 square feet, ideally designed for locations such as a mall food court, kiosk or other such locations that can utilize shared kitchen and storage facilities. This includes a well-designed layout which will support efficient, safe and profitable food preparation and position us to become a leading integrated food court provider delivering consistent quality products & excellent customer-focused service.

We anticipate that our first company-owned restaurant will serve as a springboard to open other fixed locations, some of which may be franchised, and to provide training for future operators of such company owned and franchised fixed locations. Franchisees will be required to pay an initial franchise fee and will be responsible for the purchase, lease or sublease of real property on terms suitable for the development of an approved Grilled Cheese Truck retail restaurant operation. Franchisees will also be responsible for payment of all improvement costs necessary to make such Grilled Cheese Truck restaurants suitable for operations. We anticipate that improvement costs, excluding the costs of the land and building, will be between $150,000 to $375,000 per location. Each franchisee will also be required to purchase certain ingredients and supplies from us at an expected profit to us. Additional costs to the Franchisee will include: owner/operator training costs and related travel expense, initial inventory, grand opening advertising and promotional marketing expense, local business licenses and permits, contributions to our advertising fund and working capital reserves.

Competition

The mobile food truck and restaurant industry is intensely competitive and we expect to compete in the United States with many well-established food service companies on the basis of product choice, quality, affordability, service and location. Our competitors include a variety of independent local operators, in addition to well-capitalized regional, national and international restaurant chains and franchises. We will compete for consumer dining dollars with national, regional and local (i) quick service restaurants that offer alternative menus, (ii) casual and "fast casual" restaurant chains, and (iii) convenience stores and grocery stores. Furthermore, the mobile food truck and restaurant industry has few barriers to entry, and therefore new competitors may emerge at any time.

We believe we can actively compete in the gourmet QSR industry because of our positive customer feedback, our large social media following, media attention and growth.

With respect to our trucks, our locations will vary depending on the city we are in or the time of day. There are times our trucks will be the only food venue at the location and times where we will compete with two to four other food trucks depending on the location. Further, there are times we will participate in "food truck lots" or events that will host multiple food trucks with numbers of participants ranging from two trucks to 70 trucks. The cuisine offerings from other trucks at these events, and in general, will vary tremendously, including but not limited to hamburgers, hot dogs, Asian food, Latin American food, European food and desserts.

As stated above, we will experience competition from a number of different sources. We consider our primary competition to be other local food trucks that compete for customers at our "planned" stops. Some of our primary competitors in the Los Angeles area will be Kogi (Korean/Mexican fusion), Cool Haus (gourmet ice cream sandwiches) and Cousin's Main Lobster (lobster rolls, etc.). Further, we consider other Quick Service Restaurants and "fast and casual" restaurant chains, such as McDonald's and Burger King, to be our direct competitors. No one competitor has a significant presence in any of our planned markets.

Supply Chain and Customer Base

We are committed to producing a delicious, quality, and consistent gourmet grilled cheese sandwich for each of our customers. In order to achieve this goal, we will carefully select our suppliers, control the quality of the food that we order and use and oversee food preparations.

We will purchase our ingredients primarily through various suppliers. We have long standing relationships with some of the most reputable food purveyors in the nation due to Messrs. Danhi's and Hodges' 30 years of experience as a professional chef and restaurant executive, respectively. Because of these relationships, we believe that we will not be dependent on any one supplier in order to carry out our business.

Customers and Marketing Strategies

Through our purchase of the Grilled Cheese Truck brand, we have acquired more than 100,000 total Grilled Cheese Truck followers using various social media channels including Facebook, Instagram and Twitter. This has translated to a fan-base of loyal followers that we expect, as with our predecessor, will result in long lines of customers at our trucks. This should also translate into requests for catering events for private parties (weddings, birthdays, bar mitzvahs) as well as numerous entertainment industry and promotional events, such as movie premieres, cast and crew feeds, new model releases for the automotive industry and the like. We expect that our customer base will consistently grow due to our planned social media presence, constant street presence and, hopefully, continued accolades and food industry awards.

We expect to enjoy success using social media as our primary marketing tool. With a base of more than 100,000 followers on varying sources of social media including Twitter, Facebook or Instagram, Grilled Cheese Truck followers will be able track our site locations, both fixed and mobile. We expect to become increasingly adept with our social media marketing, running campaigns to support new offerings or events. We believe that we will be an influential 'Tweeter' in Los Angeles and one of the most followed food truck brands on Facebook and Twitter. In fact, prior to our acquisition of the brand, the Grilled Cheese Truck was listed as the 3rd most influential 'Tweeter' in Los Angeles by WeFollow.com in 2011 and 3rd most influential food truck in 2011 by Klout.com.

With the help of social media, fans of the Grilled Cheese Truck will be able to find out where a truck will be at any moment and get up-to-the-minute updates on specials, new menu items and location changes. We believe these social media initiatives will be a major contributing factor to our success. In particular, we expect to successfully make our Twitter, Facebook and Instagram following into a direct sales tool, creating a business proposition for prospective franchise owners and licensees, as we believe these networks will drive sales and direct customers to our trucks' locations without the need for more traditional (and expensive) local advertising campaigns.

In addition to its social media activities, prior to our acquisition of the brand, the Grilled Cheese Truck gained national media attention following appearances and/or coverage from The Chew, The Rachel Ray Show, The Price is Right, ABC Channel 7 (top food truck in Los Angeles), NBC News, Fox News.com, USA Today, Los Angeles Times (best food truck in Los Angeles and Southern California), The Cooking Channel, Food & Wine (best grilled cheese in the U.S.), The Travel Channel, Klout.com (top 10 most influential food trucks - 2011), BBC Travel, MSN.com (the best food on wheels), and Zagat Guide. Additionally, many of the segments featuring the Grilled Cheese Truck continue to be re-aired regularly on the Food Network, the Cooking Channel, the Travel Channel and others. Prior to our acquisition of the brand, a representative of the Grilled Cheese Truck also had a presence at the SXSW conference as a speaker on a panel discussion about food truck expansion.

Intellectual Property and Research and Development

Our intellectual property consists of our copyrighted website content and social media pages on Facebook and Twitter. We have and will continue to file applications with the United States Patent and Trademark Office, or USPTO, to protect our intellectual property. As of the date hereof, we have obtained federal registration for certain trademarks and logos, including but not limited to "The Grilled Cheese Truck," "The Grilled Cheese Truck Stop," The Original Grilled Cheese Truck," "The Original Grilled Cheese Truck Stop", "GCT", "CHEESY MAC AND RIB MELT", "PEPPERBELLY MELT", "PLAIN AND SIMPLE MELT", "S'MORE MELT", "THE CHEESE MAC MELT", "THE FULLY LOADED", "YOU CANT SAY GRILLED CHEESE WITHOUT SMILING" and the "Reclining Girl Eating Sandwich Design" logo. We have additional trademark and logo applications pending with the USPTO and will continue to file additional applications to protect our intellectual property in the future.

As part of our ordinary course of business, and in conjunction with expanding our overall business plan, we will enter into license agreements with individuals or entities with respect to our intellectual property. Specifically, we will grant certain exclusive licensing rights regarding our intellectual property, including but not limited to trademarks, copyrights, know-how, trade secrets, software, patents, certain goods and services pertaining to our business, to entities in designated areas, whereby such individuals or entities will be entitled to the use of our intellectual property in connection with their use and sale of our products and our Grilled Cheese Truck brand name. In exchange for such licenses, we will receive specifically negotiated cash payments, royalty payments and/or equity interests in the licensees.

Real Property

The Company owns no real property. We currently sublease our executive office space in Miami, Florida from our affiliate, Trilogy Capital Group, LLC, at a cost of $2,000 per month. We also pay Trilogy Capital Group, LLC a fee of $10,000 a month for overhead and administrative expenses. The sublease and overhead expenses are currently being accrued and not paid on a current basis.

Governmental/Regulatory Approval and Compliance

As a manufacturer and distributor of food products, we are, and our future franchisees will be, subject to food safety regulations, including supervision by the United States Food and Drug Administration, which governs the manufacture, labeling, packaging and safety of food. In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat, high-calorie and high-sodium foods, particularly in the United States. Certain states, counties and municipalities, such as California, Vermont, New York City, New York and King County, Washington, have approved menu labeling legislation that requires restaurant chains to provide caloric information on menu boards. Additionally, menu labeling legislation has also been adopted on the federal level.

We are, and our future franchisees will be, subject to United States federal laws affecting the operation of our restaurants and our business. Each of our mobile food trucks must comply with licensing requirements and regulations by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the food truck is located. We are, and our future franchisees will be, subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers and financial information.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission and various state laws and similar foreign agencies. The rules of the Federal Trade Commission and those of a number of states in which we will be franchising regulate the sale of franchises and require registration of the franchise disclosure document with state authorities and the delivery of a franchise disclosure document to prospective franchisees. We may operate under exemptions from registration in several of these states where and when applicable. These state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

The Franchise Disclosure Requirement

Under the Federal Trade Commission's franchise rule, franchisors must provide prospective franchisees with certain information regarding the franchise. The franchise rule specifies the form and content of the disclosures a franchisor must give. The disclosures are shown in a franchise disclosure document. The franchise rule also specifies the timing of delivery of the franchise disclosure document. As of the date of this offering circular, we have not yet prepared a franchise disclosure document.

The franchise disclosure document must disclose facts about the franchisor, the franchise transaction, and the franchise documents, including:

- a description of the franchisor and any parents, predecessors, and affiliates;

- profiles of key management and staff personnel, and their business experience;

- the franchisor's litigation and bankruptcy history;

- initial and ongoing fees required to operate the franchised business;

- the amount of the franchisee's initial investment;

- restrictions on the franchisee's purchases of goods and services;

- the franchisee's obligations;

- financing, if any, that the franchisor may offer prospective franchisees;

- assistance the franchisor provides;

- the parties' territorial rights and obligations;

- the intellectual property, like trademarks and copyrights, associated with the franchise;

- renewal and termination provisions;

- information about franchised and company-owned outlets; and

- audited financial statements.

There are some exemptions where the franchisor does not have to comply with the franchise rule when selling a franchise. These exemptions include:

- Minimum payment exemption - where required payments to a franchisor total less than $500 during the first six months of operation;

- Fractional franchise exemption - where the franchisee's management already has experience in the business being franchised and the sales of the franchise will be 20% or less of the franchisee's revenues;

- Large franchise investment exemption - where the investment in the franchise is at least $1 million, excluding the cost of land and franchisor-provided financing; and

- Large franchisee exemption - where the franchisee is likely to be a particularly sophisticated business operator.

State Franchise Laws

While every franchise business is subject to the franchise rules laid out by the Federal Trade Commission, franchises are also subject to state franchise laws and regulations. While the Federal Trade Commission franchise rule is aimed at all types of franchises, many state regulations are industry-specific. Further, franchise law is not a completely separate body of law, since it also involves other state laws such as trademark, intellectual property, and commercial laws. This means that there can be many different nuances between franchise laws from state to state.

Some states have comprehensive franchise regulations. The franchise laws in these states usually require the franchisor to register with the state government. While the Federal Trade Commission rule states that a franchise disclosure document must be given to the franchisee, many states with comprehensive franchise laws will have further rules on what must be provided to a potential franchisee. Various states may also require the franchisor to file the necessary documents with the state. States with comprehensive franchise laws will also generally review the franchisor's financial information as well as any documents it plans to give to a potential franchisee.

A primary intention of these high-regulation states is to reduce fraudulent business practices. A state can deny the registration of a franchise business if it determines that franchise documents contain false or misleading information. These states may also deny registration if there are circumstances in which selling the franchise would be deceptive in some manner. The Federal Trade Commission website has information about which states currently have registration or notice requirements.

There are other various franchise laws that apply in certain states. Many states have laws that regulate the relationship between the franchisor and the franchisee, called franchise relationship laws. These relationship laws typically require, for example, that the franchisor have "good cause" in order to refuse to renew a franchise contract with the franchisee.

Environmental Regulations

We are also subject to various federal, state and local environmental regulations. Various laws concerning the handling, storage and disposal of hazardous materials and restaurant waste and the operation of restaurants and food trucks in environmentally sensitive locations may impact aspects of our operations; however, compliance with applicable environmental regulations is not believed to have a material effect on capital expenditures, financial condition, results of operations, or our competitive position. Increased focus by United States governmental

authorities on environmental matters is likely to lead to new governmental initiatives, particularly in the area of climate change. To the extent that these initiatives caused an increase in our supplies or distribution costs, they may impact our business both directly and indirectly.

Litigation

None

Other

The Company's principal address is 990 Biscayne Blvd., Suite 401, Miami, FL 33132.

The Company's telephone number is 786.749.1221.

The Company will initially conduct its business in the Los Angeles and New York areas and expects to subsequently expand operations nationwide.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$70,000.00
Estimated Attorney Fees	20.00%	$10,000.00	1.00%	$10,000.00
Estimated Accountant/Auditor Fees	6.00%	$3,000.00	0.30%	$3,000.00
Marketing	30.00%	$15,000.00	5.00%	$50,000.00
Future Wages	0.00%	$-	10.00%	$100,000.00
Accrued Wages	0.00%	$-	0.00%	$-
Purchase of Intellectual Property	0.00%	$-	15.00%	$150,000.00
Repayment of obligations in arrears	0.00%	$-	5.00%	$50,000.00
General Working Capital	37.00%	$18,500.00	56.70%	$567,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,000,000.00**

The Company does have discretion to alter the use of proceeds as set forth above. The Company will use its discretion to manage its available capital and deploy it to execute its business plan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alfonso J. Cervantes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Chairman and Director, September 2016 (formation) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chairman and CEO at Trilogy Capital Group, LLC, July 2014 to present; Executive Chairman at Massive Direct, Inc., January 5, 2016 to present; Chairman and CEO at Trilogy Capital Partners, Inc., December 2002 to July 2014; President and Vice Chairman at Staffing 360 Solutions, Inc.. March 2012 to December 2014

Name
Algie Hodges

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President, and Director, upon completion of this Offering

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Director at The Grilled Cheese Truck, Inc., January 2015 to May 2016; Vice President of Domestic and International Operations at Smoothie King Franchise, Inc., October 2013 to October 2014; Vice President of Food and Beverage at Mapco Mart Express, June 2013 to October 2013; Vice President of Operations at Fazoli's System Management, Inc., September 2011 to December 2013.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alfonso J. Cervantes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Chairman and Director, September 2016 (formation) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chairman and CEO at Trilogy Capital Group, LLC, July 2014 to present; Executive Chairman at Massive Direct, Inc., January 5, 2016 to present; Chairman and CEO at Trilogy Capital Partners, Inc., December 2002 to July 2014; President and Vice Chairman at Staffing 360 Solutions, Inc.. March 2012 to December 2014

Name
Algie Hodges

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President, and Director, upon completion of this Offering

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and Director at The Grilled Cheese Truck, Inc., January 2015 to May 2016; Vice President of Domestic and International Operations at Smoothie King Franchise, Inc., October 2013 to October 2014; Vice President of Food and Beverage at Mapco Mart Express, June 2013 to October 2013; Vice President of Operations at Fazoli's System Management, Inc., September 2011 to December 2013

Name
David Danhi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer, upon completion of this Offering

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Creative Officer at The Grilled Cheese Truck, Inc., September 2013 to June 2016; Director at The Grilled Cheese Truck, Inc., October 2012 to June 2016; Chief Executive Officer at The Grilled Cheese Truck, Inc., October 2012 to September 2013

Name
Ronald Scott

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer, September 2016 (formation) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Chief Operating Officer at Trilogy Capital Group, LLC, January 2016 to present; Chief Financial Officer at Massive Direct, Inc., May 2016 to present; Chief Financial Officer and Director at Luvu Brands, Inc., 2006 to 2017

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors; provided, however that a sale of all or substantially all of the Company's assets would also require the approval of stockholders holding a majority of the outstanding shares of common stock of the Company.
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors

Dissolution or liquidation of the Company	Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees in Florida. Upon completion of this Offering, the Company will have four (4) employees in Florida and California.

CAPITALIZATION AND OWNERSHIP

Capitalization

Immediately prior to the closing of this Offering, the Company will have issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	2,798,000
Voting Rights	The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes being offered	None
Percentage ownership of the company by holders of the Notes (assuming conversion if convertible securities)	The percentage of ownership is not determinable at this time. See "*The Offering and the Securities – Conversion*" below.

The Company has indebtedness for borrowed money in the amount of $160,000 in corporate notes.

Ownership

The Company is currently owned by four persons.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Trilogy Capital Group, LLC*	64.33%

| David Danhi | 25.02% |

*Alfonso J. Cervantes is the Chairman and Chief Executive Officer of Trilogy Capital Group, LLC and has voting and dispositive power over the securities held by it. Mr. Cervantes disclaims beneficial ownership of such securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Results of Operations

From Inception on September 16, 2016 through December 31, 2016.

During the period from September 16, 2016 (inception) through December 31, 2016, we have had minimal operations and have devoted most of our efforts to developing our business plan, attempting to raise capital, and establishing an accounting system and other administrative functions. We have generated no revenue and incurred $91,749 in losses since inception.

Liquidity and Capital Resources

As of December 31, 2016, we had $42,549 in cash and our total assets were $390,171. Further, we had no external credit facilities (i.e. bank loans, revolving lines of credit, etc.), nor do we anticipate obtaining any external credit facilities in the immediate future.

We expect to incur continued losses over the next 12 months, possibly even longer. As of December 31, 2016, we had $42,549 in cash and a working capital deficit of $384,037. We believe that we need at least $2,600,000 to meet our projected working capital and operational requirements over the next 12 months. Our intention is to obtain this money through this and other offerings.

Without limiting our available options, future financings will most likely be through the sale of additional debt securities on similar or identical terms to those of the Notes or the sale of common stock in our company. It is possible that we could also offer warrants, options and/or rights in conjunction with any future issuances of our common stock or debt securities. However, we can give no assurance that financing will be available to us, and if available to us, in amounts or on terms acceptable to us. If we cannot secure adequate financing through this offering or through alternative sources, we may be forced to cease operations and you will lose your entire investment.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Convertible Promissory Notes for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated as determined by the Company. For instance, the Company may accept investments in excess of the Minimum Amount on a first-come-first-served basis or it might decide to accept additional investments based upon the geographic location of the investor, investment amount or other criteria determined by the Company.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase by completing the Note Purchase Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Investments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment. If the Company rejects all or a portion of any investment, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00 with additional increments of $100.00; provided that the Company may accept lesser amounts or lesser incremental amounts in its sole discretion.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
7.0

Commission/Fee (flat)
0.0

Stock, Warrants and Other Compensation
The intermediary will receive a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We are offering Convertible Promissory Notes in the Offering.

We request that you please review our organizational documents and the Note Purchase Agreement in conjunction with the following summary information.

Interest Payment and Amortization Schedule
The Company will pay simple interest on the outstanding principal amount of the Notes from the date of issuance until payment in full, which interest shall be payable at the rate of 15% per annum or the maximum rate permissible by law, whichever is less. Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Unless the Notes have been previously converted, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the December 31, 2019 (the "Maturity Date"). The Company may not prepay the Notes prior to the Maturity Date, nor may it amend or modify any term of the Notes, without the consent of the holders of a majority (by unpaid principal amount) of the Notes.

Security
The Notes are not secured.

Subordination
The Notes would become subordinate to any secured debt that the company incurs in the future.

Events of Default
The Notes provide for standard events of default such the Company's failure to pay principal and/or interest on the Notes voluntary or involuntary bankruptcy proceedings of the Company.

Covenants
The Notes do not contain restrictive covenants which would inhibit the Company's ability to take certain actions.

Conversion
In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors on or before the date of the repayment in full of the Notes in an equity financing resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes), then the outstanding principal and accrued interest of the Notes shall be automatically converted into such Equity Securities at a conversion price equal to the lower of (a) 80% of the per share price paid by the investors in such equity financing (i.e., a 20% discount) or (b) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors. "Equity Securities" means the Company's common stock or preferred stock or any securities conferring the right to purchase the Company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's common stock or preferred stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (ii) issued upon the conversion or exercise of any option or warrant outstanding as of the date of issuance of the Note.

Voting and Control

The Securities have no voting rights at present.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Stockholders

Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Notes convert at a 20% discount to the valuation paid by investors in the next equity financing in which the Company raises at least $3 million, excluding the conversion of the Notes. This discount to the next round provides the investors with protection against anti-dilution in connection with the next equity financing round. However, thereafter, the investors would not have any anti-dilution protection unless the securities sold in the next equity financing round contain anti-dilution provisions. We do not know at this point whether the securities that will be sold in the next equity financing round will contain anti-dilution protection or not. This means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an offering registered with the Securities and Exchange Commission (an "IPO") or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the Securities and Exchange Commission or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The stated return on the principal invested is 15% and the Notes have a maturity date of December 31, 2019. There is no guaranty that you will receive a 15% return or that you will not lose your entire investment.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED

STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company currently sublease executive office space in Miami, Florida from its affiliate, Trilogy Capital Group, LLC at a cost of $2,000 per month and pays Trilogy for overhead and administrative support at a rate of $10,000 per month. These amounts are being accrued.

On October 4, 2016, the Company acquired the "Grilled Cheese Truck" intellectual property rights from David Danhi for a total purchase price of $300,000 and 700,000 shares of the Company's common stock. The Company's parent, Trilogy Capital Group, LLC, was also a party to that intellectual property acquisition agreement.

Conflicts of Interest

The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alfonso J. Cervantes
(Signature)

Big Cheese, Inc.
(Issuer)

Executive Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alfonso J. Cervantes
(Signature)

Alfonso J. Cervantes
(Name)

Executive Chairman and Director
(Title)

January 18, 2017
(Date)

/s/ Ronald Scott
(Signature)

Ronald Scott
(Name)

Chief Financial Officer
(Title)

January 18, 2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Form of Convertible Promissory Note
Exhibit C   Note Purchase Agreement
Exhibit D   Executive Summary
Exhibit E   Corporate Video Script

EXHIBIT A
Financial Statements



Big Cheese, Inc.

Financial Statements as of December 31, 2016

Together with

Independent Accountant's Review Report

Big Cheese, Inc.

TABLE OF CONTENTS



Goldman Accounting Services CPA, PLLC

5 Victory Road, Suffern NY 10901 Cell: 845-641-1030
www.goldmancpas.com Fax: 866-784-3960

Larry Goldman, Partner larry@goldmancpas.com

INDEPENDENT ACCOUNTANTS REVIEW REPORT

To the Board of Directors
Big Cheese, Inc.

We have reviewed the accompanying balance sheet of Big Cheese, Inc. as of December 31, 2016 and the related statements of operations, stockholders' deficit and cash flows for the period September 16, 2016 (inception) to December 31, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss for the period September 16, 2016 to December 31, 2016, of $91,749 and has an accumulated deficit of $91,749. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplementary information presented regarding the schedule of operating expenses (Schedule 1) for the above mentioned period is not a required part of the basic financial statements. We have not audited or reviewed the supplementary information and accordingly, we do not express an opinion or any other form of assurance on the supplementary information.

Goldman Accounting Services CPA, PLLC

Goldman Accounting Services CPA, PLLC
Suffern, NY
January 18, 2017

Big Cheese, Inc.
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(See Independent Accountant's Review Report)

	December 31, 2016
ASSETS	
Current assets:	
Cash and cash equivalents	$ 42,549
Due from related parties	52,554
Prepaid expense	2,500
Total current assets	97,603
Intangible assets, net of amortization	292,568
Total assets	**$ 390,171**
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current liabilities:	
Accounts payable	$ 15,613
Convertible notes payable	160,000
Accrued expense	3,000
Due to shareholder – intangible assets acquisition	300,000
Accrued interest	3,027
Total current liabilities	481,640
Commitments and contingencies	
Stockholders' deficit:	
Preferred stock, $.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2016	–
Common stock, $.0001 par value, 50,000,000 shares authorized, 2,798,000 shares issued and outstanding at December 31, 2016	280
Additional paid- in capital	–
Accumulated deficit	(91,749)
Total stockholders' deficit	(91,469)
Total liabilities and stockholders' deficit	**$ 390,171**

See accompanying notes to financial statements.

4

Big Cheese, Inc.

STATEMENT OF OPERATIONS
For the period September 16, 2016 (inception) to December 31, 2016
(Unaudited)
(See Independent Accountant's Review Report)

	September 16, 2016 (inception) to December 31, 2016
Net Sales	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses:	
General and administrative expenses – schedule 1	88,722
Total operating expenses	88,722
Operating loss	(88,722)
Other Expense:	
Interest expense	(3,027)
Total Other Expense	(3,027)
Net loss before income taxes	(91,749)
Provision for income taxes	-
Net loss	$ (91,749)

See accompanying notes to financial statements.

5

Big Cheese, Inc.

Statement of Changes in Stockholders' Deficit

For the period ended December 31, 2016

(Unaudited)

(See Independent Accountant's Review Report)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance, September 16, 2016 (inception)	**2,000,000**	**$ 200**	**$ -**	**$ -**	**$ 200**
Common stock issued for cash	98,000	10	-	-	10
Common stock issued to acquire IP	700,000	70	-	-	70
Net loss for the period September 16, 2016 to December 31, 2016				(91,749)	(91,749)
Ending balance, December 31, 2016	2,798,000	$ 280	$ -	**(91,749)**	**(91,469)**

See accompanying notes to financial statements.

6

Big Cheese, Inc.

STATEMENT OF CASH FLOWS
For the period September 16, 2016 (inception) to December 31, 2016
(Unaudited)
(See Independent Accountant's Review Report)

	September 16, 2016 (inception) to December 31, 2016
OPERATING ACTIVITIES:	
Net loss	$ (91,749)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	7,502
Changes in operating assets and liabilities:	
Due from related parties	(52,554)
Prepaid expense	(2,500)
Accounts payable	15,613
Accrued expenses	3,000
Accrued interest	3,027
Net cash used in operating activities	(117,661)
INVESTING ACTIVITIES:	
Net cash used in investing activities	-
FINANCING ACTIVITIES:	
Sale of common stock	210
Net proceeds from notes payable	160,000
Net cash provided by financing activities	160,210
Net increase in cash and cash equivalents	42,549
Cash and cash equivalents at beginning of period	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 42,549
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Non cash financing activity:	
Due to shareholder – Intangible asset acquisition	$ 300,000
Issuance of common stock – Intangible asset acquisition	$ 70
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

Big Cheese, Inc.

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1. THE COMPANY AND ORGANIZATION

Big Cheese, Inc. (the "Company" or "BCI") was incorporated in the State of Delaware on September 16, 2016 to acquire the world-wide intellectual property rights to "The Grilled Cheese Truck" brand and related trademarks. Our initial plan of operation is to be a food truck operation that sells various types of gourmet grilled cheese sandwiches and other comfort foods in Los Angeles, California. In the future, we plan to operate mobile food trucks throughout the United States and, eventually, internationally, and we plan to expand operations to include kiosks, physical restaurants, and other food delivery operations that are either Company owned or franchised. We cannot assure you that we will be able to implement any facet of our business plan or, if we are able to implement our business plan, that the plan will be successful.

2. GOING CONCERN

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of our Company as a going concern. We incurred a net loss for the period September 16, 2016 (inception) to December 31, 2016 of $91,749 and have a working capital deficit of $384,037. This loss and the negative working capital position raises substantial doubt about our ability to continue as a going concern.

Management believes that actions presently being taken to implement our business plan provide the opportunity for our Company to continue as a going concern. These actions include an ongoing initiative to secure additional capital through the offering of the 15% convertible promissory notes, which we refer to as the Convertible Notes. We estimate that the immediate operational and strategic growth plans will require approximately $2,600,000 of funding. We expect that such $2,600,000 will be obtained through the sale of the Convertible Notes in a crowdfunded securities offering under Section 4(a)(6) of the Securities Act, which we refer to as the Crowdfunded Offering (see note 9). In addition, we plan to obtain funds for our operational needs through a concurrent Regulation D, Rule 506(c) offering and through a Regulation A initial public offering. To date, the majority of the expenses related to the Company have been funded through the sale of 15% Notes Payable (see note 6).

The ability of our Company to continue as a going concern is dependent upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. However, management cannot provide any assurances that we will be successful in accomplishing these financing plans and continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash

Cash consists of bank accounts, which to date, have not exceeded federally insured limits. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risk with respect to cash.

Revenue Recognition

Our Company will record revenue on the accrual basis when all goods and services have been performed and delivered, the amounts are readily determinable, and collection is reasonably assured. We have generated $0 in revenue since our inception.

Income Taxes

We will utilize the asset and liability method of accounting for income taxes. We will recognize deferred tax liabilities or assets for the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities. We will regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income. We will consider projected future taxable income and ongoing tax planning strategies in assessing the amount of the valuation allowance necessary to offset our deferred tax assets that will not be recoverable. We have recorded and continue to carry a full valuation allowance against our gross deferred tax assets that will not reverse against deferred tax liabilities within the scheduled reversal period. If we determine in the future that it is more likely than not that we will realize all or a portion of our deferred tax assets, we will adjust our valuation allowance in the period we make the determination. We expect to provide a full valuation allowance on our future tax benefits until we can sustain a level of profitability that demonstrates our ability to realize these assets.

Fair Value measurements

The Company determines the fair value of its assets and liabilities based on the exchange price in U.S. dollars that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments such as cash, inventories, and accounts payable and accrued liabilities, approximate the related fair values due to the short-term maturities of these instruments.

Intangible Assets Other Than Goodwill

The Company amortizes the acquisition costs of intangible assets other than goodwill on a straight-line basis over the estimated useful lives of the respective assets. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts. The Company's long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events. At December 31, 2016, the Company determined that the long-lived assets were not impaired.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

4.   **DUE FROM RELATED PARTIES**

The company has advanced $120,239 to its largest shareholder, Trilogy Capital Group, LLC, for its use to pay salaries and overhead expenses, travel expenses and other operational expenses, including rent. These advances are payable on demand and are expected to be settled periodically by both parties. Trilogy Capital Group, LLC has advanced $67,685 to the Company for a net due from related parties of $52,554.

5.   **INTANGIBLE ASSETS AND DUE TO SHAREHOLDER – INTANGIBLE ASSET ACQUISITION**

The company acquired certain trademarks and other intangibles on October 4, 2016 for $300,000 in cash and 700,000 shares of common stock, valued at par value. Terms for the purchase called for the payment of $150,000 in cash within ninety days following the purchase and the balance to be paid upon completion of either the Regulation A Follow On Initial Public Offering (described below) or 180 days following the purchase. On December 31, 2016, the purchase agreement was amended so that the first installment is now due upon the consummation of the First Offering (as defined in the purchase agreement).

Intangible assets consisted of the following at December 31, 2016:

	December 31, 2016
Acquired trademarks	$ 300,070
Less: accumulated amortization	(7,502)
Intangible assets, net	$ 292,568

Amortization expense for the period ended December 31, 2016 was $7,502.

The Company estimates the following amortization expense related to its intangible assets for the years ended December 31:

Year ending December 31,	
2017	$ 30,070
2018	30,070
2019	30,070
2020	30,070
2021	30,070
Thereafter	142,218
	$ 292,568

6.   **CONVERTIBLE NOTES PAYABLE**

The Company has issued $160,000 of 15% Promissory Notes due December 31, 2017 (the "Notes"), with quarterly interest payments commencing December 31, 2016. In the event the Company consummates, prior to December 31, 2017, an equity financing pursuant to which it sells its common stock, preferred stock or other equity or equity-linked securities with an aggregate sales price of not less than $2 million, (a "Qualified Financing"), then all principal under the Notes and accrued but unpaid interest will be repaid from the proceeds of the Qualified Financing.

Concurrent with the repayment of accrued interest and principal, the Company will issue to the Note holders a number of securities of the type that were sold in the Qualified Financing (the "Qualified Financing Securities") that is equal to the quotient of (a) the aggregate amount of principal plus accrued, but unpaid, interest thereon that is then outstanding divided by (b) the price per share paid by investors for the Qualified Financing Securities in the Qualified Financing.

7. **COMMITMENTS – RELATED PARTIES**

We currently share office space and administrative services with Trilogy Capital Group, LLC pursuant to a management services agreement and are charged $2,000 per month for our share of the office space and $10,000 a month for administrative services, bookkeeping services, communications and similar overhead resources. These costs are included in general and administrative expenses in the statement of operations. This service agreement can be terminated with 30 days written notice.

The Company has entered into Employment Agreements with the following executives:

Employment Agreement – Executive Chairman.

We have a written employment agreement with our Executive Chairman pursuant to which he will be compensated at rate of $25,000 per month, beginning upon the filing of the Company's Form 1-A with the Securities and Exchange Commission, provided that all compensation shall accrue but not become payable until completion of the Regulation A Offering. The Executive Chairman also controls our largest shareholder, Trilogy Capital Group, LLC.

Employment Agreement – Chief Executive Officer and President.

We have a written employment agreement with our Chief Executive Officer and President pursuant to which he will be compensated at rate of $16,666 per month, beginning upon the completion of the first $500,000 of financing, provided that the first $50,000 of salary shall accrue but not become payable until completion of such financing. The Chief Executive Officer's compensation will increase to $20,833 per month once our company completes the Regulation A Offering..

Employment Agreement – Chief Creative Officer.

We have a written employment agreement with our Chief Creative Officer pursuant to which he will be compensated at a rate of $8,333 per month, beginning upon completion of the first $500,000 of financing. The Chief Creative Officer will serve on a part-time basis and agrees to devote the business time necessary to perform his duties as a chief financial officer.

Employment Agreement – Chief Financial Officer.

We have a written employment agreement with our Chief Financial Officer pursuant to which he will be compensated at a rate of $8,333 per month, beginning upon the filing of the Company's Form 1-A with the Securities and Exchange Commission, provided that all compensation shall accrue but not become payable until completion of the Regulation A Offering. The Chief Financial Officer will serve on a part-time basis and agrees to devote the business time necessary to perform his duties as a chief financial officer.

8. **RELATED PARTY TRANSACTIONS**

The company has advanced funds to its largest shareholder, Trilogy Capital Group, LLC, for its use to pay salaries and overhead expenses, travel expenses and other operational expenses, including rent. These advances are payable on demand and are expected to be settled periodically by both parties (note 4).

On October 4, 2016, the Company acquired the "Grilled Cheese Truck" intellectual property rights from David Danhi, our Chief Creative Officer and current shareholder (note 5), for a total purchase price of $300,000 and 700,000 shares of the Company's common stock issued at par value. The Company's parent, Trilogy Capital Group, LLC, was also a party to that intellectual property acquisition agreement. Terms for the purchase called for the payment of $150,000 in cash within ninety days following the purchase and the balance to be paid upon completion of either the Regulation A Follow On Initial Public Offering (described below) or 180 days following the purchase. On December 31, 2016, the purchase agreement was amended so that the first installment is now due upon the consummation of the First Offering (as defined in the purchase agreement).

The Company owns no real property. We currently sublease our executive office space in Miami, Florida from our largest shareholder, Trilogy Capital Group, LLC, at a cost of $2,000 per month. We also pay Trilogy Capital Group, LLC a fee of $10,000 a month for overhead and administrative expenses (note 7). The sublease and overhead expenses are currently being accrued and not paid on a current basis.

9.   SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

In January 2017, the Company anticipates filing an offering statement on Form C for an offering (the "Crowdfunded Offering") of Convertible Promissory Notes of the Company (the "Convertible Notes"). The Company intends to raise at least $50,000 and up to $1,000,000 through the sale of the Convertible Notes. The minimum amount of securities that can be purchased is $100 per purchaser with additional increments of $100. In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors on or before the date of the repayment in full of the Convertible Notes in an equity financing resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Convertible Notes), then the outstanding principal and accrued interest under the Convertible Notes will be automatically converted into such Equity Securities at a conversion price equal to the lesser of (a) 80% of the per share price paid by the investors in such equity financing or (b) the price determined based on a fully-diluted pre-money valuation of $8 million, and otherwise on the same terms and conditions as given to such investors. "Equity Securities" means the Company's common stock or preferred stock or any securities conferring the right to purchase the Company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's common stock or preferred stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (ii) issued upon the conversion or exercise of any option or warrant outstanding as of the date of issuance of the Convertible Notes.

The Crowfunded Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive 7% of the total proceeds related to the purchase and sale of the Securities and a ten (10) year warrant to purchase a Convertible Noe with a principal amount equal to 2% (two percent) of the aggregate principal amount of all Convertible Notes sold in the Crowdfunded Offering.

Anticipated Regulation D, Rule 506(c), Concurrent Offering

Concurrently with the Crowdfunded Offering, the Company expects to also be offering and selling the same Convertible Notes in a separate, but concurrent, private placement in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 506(c) and the provisions of Regulation D promulgated thereunder. Sales in the Rule 506(c) offering will be made only to accredited investors as defined in Rule 501(a) of Regulation D. The Company expects that this offering will be conducted through a registered broker-dealer affiliate of the Intermediary.

Anticipated Regulation A Follow-On Initial Public Offering

Following completion of the Crowdfunded Offering and the Rule 506(c) Concurrent Offering, the Company expects to conduct an initial public offering of its common stock pursuant to Regulation A under the Securities Act of 1933. The Company expects to raise up to $5,000,000 in this Regulation A public offering.

SCHEDULE OF OPERATING EXPENSES

For the period September 16, 2016 (inception) to December 31, 2016

(Unaudited)

(See Independent Accountant's Review Report)

	September 16, 2016 (inception) to December 31, 2016
OPERATING EXPENSES:	
Amortization of intangibles	$ 7,502
Bank charges	362
Consulting service	2,413
Legal and accounting	28,572
Licenses and misc. taxes	542
Office expense	40,666
Travel and entertainment	8,665
Total operating expenses	$ 88,722

See accompanying notes to financial statements.

EXHIBIT B
Form of Convertible Promissory Note

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF THE ISSUER.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN SOLD UNDER SECTION 4(A)(6) OF THE ACT AND IN ADDITION TO OTHER TRANSFER RESTRICTIONS THAT APPLY MAY NOT BE TRANSFERRED DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED: (1) TO THE ISSUER; (2) TO AN ACCREDITED INVESTOR; (3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR (4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OF THESE SECURITIES OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

CONVERTIBLE PROMISSORY NOTE

$________________ ____________, 2017

Miami, Florida

For value received **BIG CHEESE, INC.**, a Delaware corporation (the "**Company**"), promises to pay to __________________ or its assigns ("**Holder**") the principal sum of $________________ together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (this "**Note**") is issued as part of a series of similar convertible promissory notes (collectively, the "**Notes**") pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (as amended, the "**Agreement**"), dated as of _________ __, 2017, to the persons and entities listed on the Schedule of Purchasers attached to the Agreement (collectively, the "**Holders**"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

1. **Repayment**. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of this Note shall be due and payable on December 31, 2019 (the "**Maturity Date**").

2. **Interest Rate**. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 15% per annum or the maximum rate permissible by law, whichever is less. Interest

shall be due and payable on the Maturity Date unless accrued but unpaid interest is converted in accordance with Section 3 of this Note.

3. **Conversion**.

(a) In the event that the Company issues and sells shares of its Equity Securities (as defined below) to investors (the "**Investors**") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes) (a "**Qualified Financing**"), then the outstanding principal balance of this Note and any accrued, but unpaid, interest thereon shall be converted into such Equity Securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the quotient of $8,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes), and otherwise on the same terms and conditions as given to the Investors.

(b) If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) For purposes of this Note "**Equity Securities**" shall mean the Company's Common Stock or Preferred Stock or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock or Preferred Stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (ii) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

4. **Maturity**. Unless this Note has been previously converted or satisfied in accordance with the terms of Section 3 above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. **Expenses**. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

6. **Prepayment**. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

7. **Default**. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "**Event of Default**":

(a)   the Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)   the Company shall default in its performance of any covenant under the Agreement or any Note;

(c)   the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law; Consent to Jurisdiction. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. Each of the Company and the Holder, by acceptance of this Note, hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the city of Miami for the adjudication of any dispute hereunder or in connection with any transaction contemplated by the Agreement, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each of the Company and the Holder, by acceptance of this Note, hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under the Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

10.   Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

12.   **Assignment**. Subject to compliance with transfer restrictions impoed by applicable law, this Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

[remainder of page intentionally left blank]

BIG CHEESE, INC.

By:‎ <u>   </u>

Name:

Title:

EXHIBIT C
Form of Note Purchase Agreement

BIG CHEESE, INC.

CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT (the "**Agreement**") is made as of _____, 2017 by and among **BIG CHEESE, INC.**, a Delaware corporation (the "**Company**"), and the persons and entities signatory hereto (individually, a "**Purchaser**" and collectively, the "**Purchasers**").

RECITAL

The Company is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. The Offering is being made through First Democracy VC (the "**Intermediary**"). The Offering is made pursuant to the Form C, dated January 18, 2017 (the "**Form C**"), filed by the Company with the U.S. Securities and Exchange Commission (the "**SEC**") and the Offering Statement, which is an exhibit thereto (the "**Offering Statement**"). The Company is offering to both accredited and non- accredited investors up to $1,000,000 in principal amount of its convertible promissory notes (each, a "**Note**" and collectively, the "**Notes**"). The minimum amount or target amount to be raised in the Offering is $50,000 (the "**Minimum Offering Amount**") and the maximum amount to be raised in the offering is $1,000,000 (the "**Maximum Offering Amount**").

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Company and each Purchaser, intending to be legally bound, hereby agree as follows:

1. **AMOUNT AND TERMS OF THE NOTES**

    1.1 **Purchase of Notes**. Subject to the terms of this Agreement, each Purchaser agrees to subscribe for and purchase from the Company at the Closing (as hereinafter defined) a convertible promissory Note in substantially the form attached hereto as **EXHIBIT A** in the principal amount set forth on such Purchaser's signature page hereto (each, a "**Subscription Amount**"). The aggregate principal amount of all Notes being sold will not exceed the Maximum Offering Amount. The minimum Subscription Amount is $100 with additional increments of $100; provided that the Company may accept lesser Subscription Amounts or lesser incremental amounts in its sole discretion.

    1.2 **Offering Deadline**. No Purchaser may subscribe for a Note in the Offering after the Offering campaign deadline, which is March 31, 2017 (the "**Offering Deadline**"); provided that the Company has the right to extend the Offering Deadline at its discretion.

2. **CLOSING AND DELIVERY**

   2.1   **Payment of Purchase Price**. Prior to the Offering Deadline, each Purchaser shall deliver to the Company payment in the amount set forth on the signature page hereto by wire transfer or other electronic funds transfer in accordance with the instructions provided by the Intermediary. Such funds will be held in an escrow account established by the Company with Boston Private Bank and Trust Co. Upon the Closing, such funds shall be released to the Company and each Purchaser shall receive a signed copy of the Note reflecting the Subscription Amount.

   2.2   **Right to Cancel Subscription**.

      (a)   Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary.

      (b)   If any material change (other than reaching the Minimum Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

      (c)   If a Purchaser's subscription is cancelled, such subscription shall be refunded to the Purchaser without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

   2.3   **Closing**. The closing of the sale and purchase of the Notes pursuant to this Agreement (the "**Closing**") shall take place through the Intermediary within five (5) days after the Offering Deadline. If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon Closing and the Purchaser will receive a Note in exchange for his or her investment.

   2.4   **Early Closing**. The Company will notify the Purchasers when the Minimum Offering Amount has been reached. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Offering Amount and providing notice to the Purchasers (the "**Early Closing**"). If a Purchaser does not cancel an investment commitment before the Early Closing, the funds will be released to the Company and the Purchaser will receive a Note in exchange for his or her investment. Any Purchaser funds received after the Early Closing will be released to the Company upon a subsequent closing and the Purchaser will receive a Note in exchange for his or her investment as soon as practicable thereafter.

   2.5   **No Closing**. If at the Offering Deadline, the Company fails to receive subscriptions for Notes having an aggregate investment amount of at least the Minimum Offering Amount, or the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, no Notes will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to Purchasers without interest or deductions.

2.6   Termination of the Offering; Other Offerings. Each Purchaser understands that the Company may terminate the Offering at any time. Each Purchaser further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

3.   REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser as follows:

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   The Company has all requisite corporate power to execute and deliver this Agreement, to issue each Note (collectively, the "**Subscription Documents**") and to carry out and perform its obligations under the terms of the Subscription Documents.

(c)   All corporate action on the part of the Company, its directors and its stockholders necessary for the authorization of the Subscription Documents and the execution, delivery and performance of all obligations of the Company under the Subscription Documents, including the issuance and delivery of the Notes and the reservation of the equity securities issuable upon conversion of the Notes (collectively, the "**Conversion Securities**") has been taken or will be taken prior to the issuance of such Conversion Securities. The Subscription Documents, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities, when issued in compliance with the provisions of the Subscription Documents, will be validly issued, fully paid and nonassessable and free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(d)   All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Notes and the Conversion Securities issuable upon conversion of the Notes or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at such time as required by such governmental authority.

(e)   To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality

or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition or operations of the Company.

(f) The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violations that would not individually or in the aggregate have a material adverse effect on the Company. The execution, delivery and performance of the Subscription Documents, and the consummation of the transactions contemplated by the Subscription Documents will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. The sale of the Notes and the subsequent issuance of the Conversion Securities are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

3.2 **Representations and Warranties of the Purchasers**. Each Purchaser hereby represents and warrants to the Company as follows:

(a) The Purchaser understands and accepts that the purchase of the Notes involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Purchaser can bear the economic risk of this investment and can afford a complete loss thereof; the Purchaser has sufficient liquid assets to pay the full purchase price for the Notes; and the Purchaser has adequate means of providing for its current needs and possible contingencies, and has no present need for liquidity of the Purchaser's investment in the Company.

(b) The Purchaser acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Purchaser by the Company or any other person that: (i) a percentage of profit and/or amount or type of gain or other consideration will be realized as a result of the purchase of the Notes; (ii) the past performance or experience on the part of the affiliates of the Company indicates the predictable or probable results of the ownership of Notes or the overall Company venture; or (iii) that the Company's operations will generate sufficient cash flow to pay to the Purchaser interest under the Notes or even to result in the return of the Purchaser's investment amount.

(c) Including the amount set forth on the signature page hereto, in the past 12 month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The Purchaser has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Notes.

(e)   The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Notes. It is understood that information and explanations related to the terms and conditions of the Notes provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Notes, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Notes. The Purchaser acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Notes for purposes of determining the Purchaser's authority or suitability to invest in the Notes.

(f)   The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Purchaser has had access to such information concerning the Company and the Notes as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Notes.

(g)   The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

(h)   The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Notes, without interest thereon, to the Purchaser.

(i)   The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Notes or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The Purchaser confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Notes or (ii) made any representation to the Purchaser regarding the legality of an investment in the Notes under applicable legal investment or similar laws or regulations. In deciding to purchase the Notes, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Notes is suitable and appropriate for the Purchaser.

(k)   The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Notes. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Notes and the consequences of this Agreement. The Purchaser has considered the suitability of the Notes as an

investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Notes and its authority to invest in the Notes.

(l) The Purchaser is acquiring the Notes solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Notes. The Purchaser understands that neither the Notes nor the Conversion Securities (collectively, the "**Securities**") have been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Notes for an indefinite period of time.

(n) The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) **THE PURCHASER UNDERSTANDS THAT AN INVESTMENT IN THE NOTES INVOLVES A HIGH DEGREE OF RISK**. The Purchaser acknowledges that (i) any projections, forecasts or estimates as may have been provided to the Purchaser are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Purchaser has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

4. **FURTHER AGREEMENTS**

4.1 **Regulation A Offering**. The Company expects to offer shares of its Common Stock and/or other securities under Regulation A and to file an offering statement with the SEC after the Closing of the Offering contemplated by this Agreement. The Company expects that the Regulation A offering will be the "Qualified Financing" contemplated by the Notes and that upon

the consummation of the Regulation A offering the Notes will be convertible into the securities issued in the Regulation A offering on the terms specified in the Notes.

4.2 **"Market Stand-Off" Agreement**. Each Purchaser agrees that such Purchaser shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Purchaser (other than those included in the registration or qualification under Regulation A) during the 180-day period following the effective date of the Company's first public offering of its Common Stock registered, or in the case of an underwritten offering under Regulation A, qualified under the Act (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), provided that all officers and directors of the Company are bound by and have entered into similar agreements. Each Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the Purchaser's obligations under this Section 4.2 or that are necessary to give further effect to this Section 4.2. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Purchaser shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Act or an offering statement under Regulation A filed under the Act. The obligations described in this Section 4.2 shall not apply to a registration or qualification under Regulation A relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future.

4.3 **Further Assurances**. Each Purchaser agrees and covenants that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

5.   **MISCELLANEOUS**

5.1 **Binding Agreement**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2 **Governing Law; Consent to Jurisdiction**. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. Each party to this Agreement hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the city of Miami for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim

that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

5.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.,* www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at 990 Biscayne Blvd, Suite 401, Miami, FL 33132 to the attention of Alfonso J. Cervantes (email: aj.cervantes@trilogy-capital.com), and to Purchaser at the addresses set forth on the signature page hereto or at such other addresses as the Company or Purchaser may designate by 10 days' advance written notice to the other parties hereto.

5.6   Modification; Waiver. No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective only upon the written consent of the Company and the holders of the Notes representing a majority of the aggregate principal amount of all Notes then outstanding (the "**Requisite Holders**"). Any provision of the Notes may be amended or waived by the written consent of the Company and the Requisite Holders.

5.7   Expenses. The Company and each Purchaser shall each bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein.

5.8   Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to each Purchaser, upon any breach or default of the Company under the Subscription Documents shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further

agreed that any waiver, permit, consent or approval of any kind or character by Purchaser of any breach or default under this Agreement, or any waiver by any Purchaser of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to the Purchaser, shall be cumulative and not alternative.

5.9 **Entire Agreement**. This Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this **CONVERTIBLE PROMISSORY NOTE PURCHASE AGREEMENT** as of _____.

COMPANY:

BIG CHEESE, INC.

By:_____
Name:
Title:

PURCHASER:

Signature block for individuals:

                                             _____
Printed Name of Individual

                                             _____
Signature of Individual

Signature block for entities:

                                             _____
Printed Name of Entity

                                             By:_____

                                             Name:_____

                                             Title:_____

Subscription Amount: **$**_____

Address:

_____
_____
_____
Tel:_____
Fax:_____
Email:_____

EXHIBIT D
Executive Summary



Company: Big Cheese, Inc. ("BCI")

Market: Food trucks, food carts and Quick Serve Restaurants

Product: Food truck operation that sells various types of gourmet grilled cheese sandwiches and other comfort foods created by award-winning chef Dave Danhi

Company Highlights

- Big Cheese, Inc. ("BCI") intends to capitalize on the success of The Grilled Cheese Truck brand by expanding domestically and internationally with the launch of more trucks, food carts, brick-and-mortar "micro-stores," and "pop-ups"
- The company plans to file an offering statement for a Regulation A+ financing ("Reg A+") in the first year of operation, which, if successful, will result in a public market for the company's securities
- Initial franchise opportunities will principally go to military veterans
- Complete menu of award winning gourmet grilled cheese sandwiches ranging from "Plain and Simple Melts" to its signature melt, "The Cheesy Mac and Rib," to special melts like the "Fried Chicken and Waffle Melt"
- The Grilled Cheese Truck has over 100,000 total followers through various social media channels, including Facebook, Instagram, and Twitter

PERKS

$500+ Investors will receive a $10 gift card - Your first Grilled Cheese is on us!
$1,000+ Investors will receive a $35 gift card, and a Grilled Cheese T-shirt
$2,500+ Investors will receive a $110 gift card
$5,000+ Investors will receive a $260 gift card
$10,000+ Investors will receive a catering event for up to 25 people (location must be within 50 miles of a Grilled Cheese Truck); max $500 value. Plus a $260 gift card.
$25,000+ Investors will receive a catering event for up to 50 people with host **David Danhi** anywhere in the U.S.; max $1,500 value. Plus a $260 gift card.

COMPANY SUMMARY

Opportunity

Food trucks in the U.S. have a long and celebrated history, from the Texas chuckwagons in the late 1800s to the mobile canteens at U.S army bases in the 1950s. Mobile food trucks have been prevalent in the blue collar world for many years, principally serving construction sites. In recent years, the food truck resurgence has been fueled by a growing demand for gourmet, innovative, and affordable food. Chefs like The Grilled Cheese Truck founder David Danhi, who had previously operated high-end restaurants, brought gourmet food to the street. Often focusing on limited but creative dishes at reasonable prices, these gourmet food trucks offer customers a chance to experience food they otherwise may not be able to access. The Grilled Cheese Truck has been at the forefront of this bourgeoning gourmet food truck industry.

BCI was incorporated in September 2016 to acquire the worldwide intellectual property rights to the "Grilled Cheese Truck" brand and related trademarks, which it did on October 4, 2016. The company's goal is to position The Grilled Cheese Truck as an international brand with a focus on gourmet grilled cheese products. The Grilled Cheese Truck intends to capitalize on the food truck industry with the addition of traditional retail stores, food carts and "pop-ups." BCI intends to operate both franchised and company-owned trucks and stores. BCI is a subsidiary of Trilogy Capital Group, LLC, a Miami-based private equity group.

Product

The management for BCI is actively involved in a broad range of activities relating to the international launch of the Grilled Cheese Truck brand including finalizing franchise documentation, negotiation of leases for brick-and-mortar locations, development of social media programs, refinement of food offerings, hiring of personnel, and preparing local and regional advertising and public relations programs.

In addition, BCI is currently negotiating a joint venture with an existing operator of two food trucks pursuant to which such operator would contribute two food trucks and the new joint venture would lease an additional two food trucks. If BCI is able to successfully establish this joint venture, it will own a majority of the equity of an entity that will operate four food trucks in Los Angeles, California representing the initial launch of the Grilled Cheese Truck brand in the Los Angeles area under the BCI ownership.

The Grilled Cheese Trucks currently make multiple stops per week at prearranged locations, serving lunch and dinner five days a week. Food preparation occurs at a prep kitchen, which limits in-truck tasks to assembly and grilling. This helps each truck deliver melts, tater tots, soups, and sides to customers quickly and efficiently.






The Grilled Cheese Truck serves innovative, gourmet grilled cheese melts that are made from seasonal ingredients. Since the early 1920's, grilled cheese sandwiches have been considered a staple of American comfort food. David Danhi, who is the founder and culinary force behind the Grilled Cheese Truck, has been engaged in the restaurant and food business for 30 years. His melts have appeared on numerous lists describing the best grilled cheese creations in the industry. Below are several of the articles that highlight these awards:

- [Thrillist: The Best Food Trucks in LA, 2016](#)
- [The Daily Meal: Los Angeles 15 Best Food Trucks of 2013](#)
- [Los Angeles Times: Reader's Choice 2012 - Best Food Truck](#)
- [Los Angeles Hot List: 2011 #1 Food Truck in LA](#)
- [2013 #1 People's Choice Award at the Grilled Cheese Invitational](#)
- [Relish: 2013 America's Top 10 Grilled Cheese Sandwiches](#)

The Grilled Cheese Truck offers a complete menu of grilled cheese sandwiches, ranging from "Plain and Simple Melts" to its signature melt, "The Cheesy Mac and Rib," which contains a proprietary recipe for Southern macaroni and cheese and BBQ pulled pork. In addition, the Grilled Cheese Truck offers special melts that are available on a limited basis, such as the "Fried Chicken and Waffle Melt".

 

 

The menu also offers dessert melts, homemade tomato soup, tater tots, specialty dipping sauces, signature bread, and butter pickles as well as an assortment of beverages. The menu is subject to seasonal changes to ensure the use of high-quality and fresh ingredients. Custom menus are also available for private catering events.

MENU

Plain and Simple Melt (on french or wheat bread)
American Cheese......$3
Sharp Cheddar......$4.25
Double Cream Brie......$5.50
Gruyere......$4.50
Habanero Jack......$5.50

Cheesy Mac and Rib
macaroni and cheese with sharp cheddar......$5.50
with bbq pork, caramelized onions......$7.50

Brie Melt (on black peppercorn potato bread)
Double Cream Brie, homemade fig paste and smokehouse
almonds......$6.75
add Smoked Turkey or Bacon......$7.75

Pepperbelly Melt (on cheddar jalepeno bread)
Habanero Jack Cheese with homemade chili, Fritos, fire roasted salsa and
cilantro lime sour cream......$7

Veggie Melt (on 6 grain bread)
Gruyere withe shaved fresh fennel, house smoked tomatoes, fresh arugula
and balsamic syrup......$6.50

Dessert Melts! (on sweet brioche bread)
S'more Melt: Marshmallow cream, Nutella and crumbled graham
crackers......$5
Mom's Apple Pie Melt: Sharp Cheddar with caramelized cinnamon apples
and candied walnuts......$6.50

Additions
Savory
bbq pork......$2.50
mac/cheese......$2.50
bacon......$2
Smoked Turkey......$2
Homemade Chili......$1.50
Fresh Avocado......$2
Caramelized Onion......$0.75
Sliced Tomato......$0.50
Sliced Apple......$0.50
Fresh Basil......$0.50
Sliced Red Onion......$0.50

Sweet
marshmallow......$1.50
Nutella......$1.50
caramelized cinnamon apples......$1.50
peanut butter......$0.50

Sides
tomato soup: cup...$2.50
mac and cheese cup...$3.25
tater tots...$3.75
Our Pickle...$0.50
tomato soup: shot...$0.50
Daily Dipping Sauces...$0.50
Cup o' Homemade Chili...$2.50

Crusts
parmesan...$1




BCI's objective is to become the leader in the gourmet food truck industry. Each element of its strategy is designed to differentiate and reinforce the company's brand and engender a degree of loyalty among customers. The cornerstones of this strategy include:

- *Gourmet menu:* A commitment to using the best available ingredients in producing the best grilled cheese sandwiches, soups, and side dishes. BCI strives to use fresh ingredients in the preparation of its sandwiches, as opposed to frozen or canned goods. Furthermore, all the ingredients are side-by-side taste-tested for quality prior to use.
- *Customer service:* BCI relies on repeat business and views its customers' interactions with employees as critical to long-term success. With an emphasis on training, personal development, and equity incentives, BCI believes it can attract and retain well-qualified, motivated employees committed to providing a superior level of customer service.

- *Marketing*: BCI will continue to build on The Grilled Cheese Truck's social media and mainstream media presence (television, radio, print, etc.) to communicate with existing and future customers. The Grilled Cheese Truck already has over 150,000 total followers through various social media channels, including Facebook, Instagram, and Twitter.
- *Truck design*: BCI's trucks are typically configured to accommodate a high volume of traffic. The truck's design is intended to be casual and comforting. Although some customers will buy the food and return to their homes and/or offices to eat, many customers enjoy eating at the truck. BCI estimates that approximately 25% of the locations it serves are set up for street-side dining with organized tables and chairs for the customer's comfort.
- *Truck locations*: BCI's strategy is to schedule truck stops in selected high-traffic, high-visibility locations to achieve operating and marketing efficiencies and enhance brand awareness. The trucks' mobility enables them to operate at or near office buildings, in downtown and suburban centers, and at or near local businesses that have heavy pedestrian street traffic. They can also easily be rerouted in case there is a large festival, gathering, or public event within their target markets.
- *Hub-and-Spoke*: To better manage costs, ensure high-quality standards, and achieve consistency, food preparation is done at centrally located prep kitchens. BCI believes this hub-and-spoke format provides significant competitive advantages over other food truck operations that prepare all food in-truck.
- *Expansion*: BCI intends to increase market share in existing markets and add trucks in new markets where the Grilled Cheese Truck can become a leading gourmet food truck operator.

Use of Proceeds and Product Roadmap

Proceeds from the convertible note will be used primarily for working capital (day-to-day operations), if the maximum amount of $1 million is raised. Additional uses include the purchase of intellectual property, marketing, and wages.

BCI is committed to early and significant liquidity for its investors. The company intends to file an offering statement for a Regulation A+ financing ("Reg A+") in the first year of operation, which, if successful, would result in a public market for the company's securities. At the conclusion of the Reg A+ offering, BCI plans to trade on the OTCQB or another over-the-counter market. As a public company, BCI would have the ability to create a larger audience of potential investors and to incentivize senior management. In addition, as a fully reporting company, the required transparency can support further capital formation and market visibility.

BCI intends to expand by adding trucks in new markets and by opening brick-and-mortar retail "micro-stores" in new and existing markets. In addition to potential franchise operations, BCI intends to increase the number of company-owned trucks, to expand operations within sports venues and airports, and to bring its food trucks to special events throughout the U.S. and internationally. Management's summary objectives for the three-year period following completion of the proposed Reg A+ offering are as follows:
- Commence marketing of franchise agreements following regulatory approval of the Franchise Disclosure Document
- Deploy 30 to 40 trucks nationally in the first year, approximately half of which will be company-owned and half of which will be franchised
- Open a total of 75 food carts within the first three years in urban areas at the rate of 25 per year
- Open 12 "micro-stores" per year over the first three years
- Open stores in malls and airports
- Revenue assumptions (ranges):
  - Trucks: (company-owned): $400,000 to $600,000
  - Trucks: (franchised): 8% of gross revenues or $30,000 to $50,000
  - Carts: $250,000 to $350,000
  - Micro-stores: $500,000 to $1 million per year

<u>“Micro-stores” – Artist Renderings</u>


The Grilled Cheese Truck
STOP


STOP
Pick Up
Order
www.TheGrilledCheeseTruck.com
PARKING FOR CHEESE LOVERS ONLY!
PARKING FOR CHEESE LOVERS ONLY!

Business Model

BCI generates revenue from food and beverage sales through its company-owned food trucks in Los Angeles, California. A typical truck will perform 10 prescheduled stops per week. Typical weekday lunch hours of operation are 11:30 a.m. to 2:00 p.m., and typical weekday dinner hours are 6:00 p.m. to 8:30 p.m. Hours of operation on weekends vary depending upon the types of scheduled stops. A typical weekend dinner shift can serve customers as late as 12:00 a.m. In addition, the company expects to generate revenue in the future from licensing the right to use certain portions of its intellectual property. BCI expects that such licensing will not only provide revenue but will also enable it to further raise brand awareness.

<u>Franchise Business Model</u>

Franchise operations are still in development. BCI intends to primarily offer the first franchises to U.S. military veterans. Through programs such as VetFran and the SBA Patriot Express Loan Program, U.S. veterans generally have an easier time than civilians obtaining necessary investment funds for new personal business ventures and/or franchise opportunities. Some programs provide financial incentives by reducing their initial franchise fee or other fees or by contributing to the franchisee’s initial cost of investment. Based on management’s preliminary analysis, it is estimated that a BCI franchise truck will generate a national average of approximately $400,000 per year in gross revenues, before taking into account BCI’s franchise fee and royalty payment currently anticipated at 8% of gross sales.

In addition to the initial roll-out of mobile truck franchises, BCI’s long-term plan includes the franchising of brick-and-mortar, or fixed, locations. The company is currently performing research and development for potential locations and anticipates opening the first fixed location adjacent to the campus of the University of California Santa Barbara in 2017.

<u>Truck Economics</u>

The current anticipated average cost to obtain a Grilled Cheese Truck franchise is estimated to be $25,000 for veterans and $35,000 for non-veterans. However, this cost does not include deposits to lease or rent a truck, an exterior wrap for the truck, a point of sale system, equipment, permits, uniforms, and new staff training, which is estimated to be $35,000, depending on location. In addition, each franchisee will be responsible for a royalty fee of 8% payable to BCI.

2009 – 2012: In 2009, The Grilled Cheese Truck was launched in Los Angeles by celebrity chef Dave Danhi. The company initially operated one part-time truck before expanding to one full-time truck and one part-time truck. The part-time truck was generally used for special events (catering), such as birthday parties and weddings. The truck was only operated on a full-time basis in 2011 and a portion of 2012. During that time, according to Mr. Danhi who owned and operated the trucks, the one full-time truck generated gross revenues of $12,000 to $15,000 per week ($624,000 to $780,000 on an annualized basis) and net cash flow of $112,000 to $156,000 on an annualized basis.

2012 – 2016: On October 18, 2012, TRIG Acquisition 1, Inc., a Delaware Form 10 company, acquired The Grilled Cheese Truck brand. The company subsequently changed its name to The Grilled Cheese Truck, followed by another name change to American Patriot Brands (APB). APB never completed its franchise filings with the Federal Trade Commission or the State of California. At its peak, APB operated 10 trucks, eight of which were company-owned and two of which were licensed. APB did not disclose any per truck financial information in its SEC filings. During the period that the eight company-owned trucks operated, the company generated $3,650,021 in revenue and a net loss of $7,712,208, as disclosed in its last 10-K filing for the period ending December 31, 2014. APB is not current in its SEC filings as of January 18th, 2017.

2016 – Present: Big Cheese, Inc. was incorporated in Delaware on September 16, 2016. On October 4, 2016, it acquired the Grilled Cheese Truck brand with the attendant trademarks pursuant to an Intellectual Property Rights Purchase agreement with Dave Danhi, founder. Mr. Danhi had reacquired the rights on September 23, 2016 from APB, which had originally acquired the rights from Mr. Danhi. APB had repositioned itself in the cannabis business, which created the opportunity for Mr. Danhi to reacquire the brand.

INDUSTRY AND MARKET ANALYSIS

In 2015, there were over 4,250 food trucks in the U.S. that collectively generated around $856.7 million in revenue.[i] In 2016, revenue is projected to be around $870 million, with the industry having grown at a compound annual growth rate of 7.9% since 2011, outperforming the broader food-service sector over that period.[ii]

According to IBISWorld, trucks serving American-style food make up about 38.3% of all food trucks in the U.S. Latin American-style food trucks—which includes Mexican food—is the second-most popular category (24.6%), followed by Asian and Middle Eastern (18.1%), and desserts (9.4%).[iii] In terms of demographics, 63% of monthly food truck revenue is generated by individuals under the age of 44. Of these individuals, 20% are under 25.[iv]



Established fast casual restaurants are looking to add food trucks to their retail operations. In a recent survey, 19% of fast casual restaurateurs indicated they were at least somewhat likely to launch a food truck within the next two years.[v] By 2019, the food truck industry is projected to reach $986 billion in revenue.[vi]

Food trucks' lower operating costs relative to brick-and-mortar restaurants allow them to provide high-quality, gourmet food at a lower price. Yet opening a food truck can still cost upwards of $125,000, which includes the cost for purchasing the truck and equipment, obtaining permits and insurance, storage, parking, prep kitchens, and employee salaries. Additionally, many cities around the U.S. are implementing more regulations around food truck establishments, including food vending permits, special zoning regulations, and proximity bans.[vii]

COMPETITORS

BCI expects to compete with many well-established food service companies in the U.S. on the basis of product choice, quality, affordability, service, and location. Its competitors include a variety of independent local operators in addition to well-capitalized regional, national, and international restaurant chains and franchises, such as Burger King (Yum! Brands) and McDonald's.

In the gourmet food truck industry, BCI considers its primary competition will be other local food trucks that compete for customers at its locations, which will vary from day to day. Some of the top competitors in the Los Angeles area include the following:

Kogi Korean BBQ: Founded in 2008 by Mark Manguera, Caroline Shin-Manguera, and Roy Choi, Kogi Korean BBQ is a fleet of fusion food trucks in Los Angeles famous for both their combination of Korean with Mexican food and their social media presence. Typical fare includes Spicy Pork Tacos, Kimchi Quesadillas, and Short Rib Sliders. Kogi BBQ now has 135,000 followers, and its fleet has expanded to four roaming trucks and a truck stall at LAX airport.[viii] The food truck has won multiple awards, including a Bon Appétit Award in 2009[ix] and "Best New Chef" for Roy Choi by Food & Wine in 2010, the first time the award was given to a food truck.[x] In its first full year of operation, the Kogi food truck made $2 million in revenue, with checks averaging $13 per person.[xi] The Kogi brand has since expanded by opening up several brick-and-mortar locations including a bar in Culver City, the Alibi Room, and its first sit-down restaurant Chego! which has operation throughout LA.

Cool Haus: Founded in 2009 by Natasha Case and Freya Estreller, Cool Haus is a food truck operation that serves gourmet ice cream sandwiches. Currently, Coolhaus operates a national fleet of 10 mobile ice cream trucks and carts (five in Southern California, two in New York City, and five in Dallas). The trucks make stops throughout each city, at large public events, and at privately catered parties. Coolhaus also has two storefronts in Los Angeles, in Culver City and Pasadena. Customers can also get pre-packaged ice cream sandwiches, pints of ice cream, or hand-dipped ice cream bars at over 4,000 retail locations, from Whole Foods to Kroger and Safeway, in all 50 states and some parts of Asia and the Middle East.[xii] From launch to September 2015, Cool Haus has generated $7 million in revenue.[xiii]

Cousins Main Lobster: Founded in 2012 by Sabin Lomac and Jim Tselikis, Cousins Maine Lobster is a gourmet food truck operation that serves lobster rolls using fresh Maine lobster. After launching with one food truck, the founders appeared on ABC's *Shark Tank*, where Barbara Corcoran invested $55,000 for 15% of the business. Since then, Cousins Maine Lobster has grown to 20 trucks nationwide and has added a fast-casual brick-and-mortar restaurant in Los Angeles. The company plans to add 10 more trucks in 2017 as well as expand internationally. Earlier in 2016, Cousins Maine Lobster reached $20 million in total sales and was on pace to serve over half a million customers in 2016 alone.[xiv]



Alfonso J. Cervantes, Executive Chairman: Alfonso ("A.J.") is Chairman of Trilogy Capital Group, LLC, a private equity firm and a principal shareholder of BCI. For over 30 years, he has accumulated extensive experience in diversified businesses in the public markets with a proven strength in corporate finance. Since 2002, A.J. has been Chairman and CEO of Trilogy Capital Partners Inc., a financial services group and affiliate of Trilogy Capital Group. He has facilitated a significant number of M&A transactions, both as a principal and financial services professional. In addition to serving as Executive Chairman at BCI, A.J. is currently Executive Chairman of Massive Direct Inc., a startup in the online consumer products sector. He is also the CEO of Seniorvation Group, a startup in the senior housing sector. Prior to joining Trilogy Capital Group, A.J. founded Staffing 360 (NASDAQ: STAF), where he facilitated approximately $25 million of debt and equity financing and drove the company to $140 million in annualized revenue. A.J. graduated from Webster University with a Bachelor's in Media.



Algie Hodges, Chief Executive Officer and President: Algie ("Al") brings over 35 years of operational expertise with extensive knowledge in retail food services and quick service and fast casual restaurants. He has served as Vice President of Domestic and International Operations for Smoothie King Franchise Inc., Vice President of Food and Beverage for Mapco Mart Express, and as Vice President of Operations for Fazoli's System Management, Inc. Al also served as Dunkin' Brands Regional Vice President and Vice President of Eastern Seaboard. There, he led a two-year operations initiative that restructured the field organization, established metrics for outcome-based performance drivers, and implemented guest satisfaction measures that corrected three years of negative same-store sales. Al held multiunit executive positions at RTM Restaurant, where he acquired and built over 200 restaurant concepts. Additionally, he held multiple executive positions at Cinnabon, where he helped reposition the brand. Al also spent several years at Target, serving as National Director of Food Operations and as a key member of the team that helped the chain grow from 80 locations to nearly 800. Al attended the University of Missouri at St. Louis and Jarvis Christian College in Hawkins, Texas.



David Danhi, Chief Creative Officer: David is the founder and culinary-force behind The Grilled Cheese Truck, which has achieved numerous accolades including being named "Best Food Truck" over eight times from various media outlets and review guides. David has been engaged in the restaurant and food business for 30 years. He is also the architect behind The Grilled Cheese Truck's social media initiatives, and the truck is currently one of the most followed food trucks on Facebook and Twitter. In 2005, David bought DD factor, a hospitality recruiting company that has been in LA since 1959, and has been an integral part of identifying management for Southern California restaurants. David's culinary career includes CEO at Kings Seafood Company, Chef at Habana Restaurant, Executive Chef at Water Grill, Executive Chef at the Roxbury Supper Club, and Executive Chef at Georgia. At Georgia, he received numerous accolades, including the Robert Mondovi Award of Culinary Excellence in 1994 and "best restaurant of the year" in 1993 by numerous magazines, including Bon Appetit, Esquire, and Travel + Leisure.



Ronald Scott, Chief Financial Officer: Ron is a highly skilled financial executive, bringing a wealth of diversified accounting and financial management experience. He is the President of Trilogy Capital Group and a forward-thinking, senior-level finance executive and leader with over 30 years of experience and a track record of building and directing best-in-class corporate finance organizations. From 2006 to 2016, Ron served as Chief Financial Officer and Director of Luvu Brands, Inc., a manufacturer and e-marketer of consumer products for the wellness, lifestyle, and fashion seating markets. Prior to that, he was President of Impact Business Solutions, LLC, a consulting business that provided financial management services to small- and medium-sized public and private companies. Prior to Impact Business Solutions, Ron was Executive Vice President of Finance and Administration and a member of the Board of Directors for Cyanotech Corporation, a Nasdaq-listed natural products company. Mr. Scott holds a B.S. degree in Finance and Management from San Jose State University and an MBA degree with a concentration in Accounting from Santa Clara University.

INVESTMENT TERMS

Security Type: Convertible Note
Round Size: Min: $50,000 Max: $1,000,000
Interest Rate: 15% per annum
Maturity Date: January 31st, 2019
Conversion Provisions: Prior to the maturity date, in the event of an equity financing with an aggregate sales price of not less than $3 million, the Note and accrued interest will convert into securities of the Company utilized in the next equity financing round at a price based on the lesser of a $8,000,000 valuation cap or an 20% discount to the pre-money valuation established at the next financing round.

PRESS

Travelers Today: Travel Tips: Five To-Die-For Food Trucks in L.A
Los Angeles Times: The Grilled Cheese Truck and O.C. Rescue Mission feed stomachs and souls
OC Weekly: Creating Jobs for Veterans at The Grilled Cheese Truck
Eater LA: The State of LA's Gourmet Food Truck Scene, With Dave Danhi of The Grilled Cheese Truck

[i] http://www.marketwatch.com/story/the-real-reason-we-dont-have-taco-trucks-on-every-corner-2016-09-02
[ii] https://www.ibisworld.com/industry/food-trucks.html
[iii] http://www.marketwatch.com/story/the-real-reason-we-dont-have-taco-trucks-on-every-corner-2016-09-02
[iv] http://www.forbes.com/sites/nataliesportelli/2016/08/30/millennials-love-food-trucks-but-stale-laws-are-driving-them-out-of-business/#d30267248214
[v] http://www.restaurant.org/Manage-My-Restaurant/Operations/Alternative-venues/Food-trucks-the-wheel-deal
[vi] https://www.statista.com/statistics/444924/industry-value-us-food-trucks/
[vii] http://www.forbes.com/sites/nataliesportelli/2016/08/30/millennials-love-food-trucks-but-stale-laws-are-driving-them-out-of-business/2/#290f6db048d3
[viii] http://ngm.nationalgeographic.com/2015/07/food-trucks/brindley-text
[ix] https://web.archive.org/web/20130511093239/http://www.bonappetit.com/magazine/baawards/2009/10/baa_2009
[x] http://www.laweekly.com/restaurants/kogis-roy-choi-is-first-food-truck-chef-named-best-new-chef-by-food-and-wine-2378507
[xi] http://www.ocweekly.com/restaurants/kogi-reveals-in-time-magazine-that-it-got-idea-from-blogger-6632809
[xii] https://cool.haus/about-coolhaus/

xiii https://www.linkedin.com/pulse/leadership-driving-coolhaus-ice-cream-empire-jenna-abdou

xiv http://www.cnbc.com/2016/06/30/shark-tank-success-story-how-lobster-truck-guys-turned-20000-into-20-million-commentary.html

EXHIBIT E
Corporate Video Script

Voiceover Transcript

Drew Carey, Host of "The Price is Right":
"I just want to thank the Grilled Cheese Truck guys are right over there they fed everybody the audience."

Street Interviewee 01:
"Do you want to know the truth? I came all the way from Arizona to try this food here in the truck."

Newscaster:
"…Evolved into serious cuisine on wheels."

Voiceover Announcer:
"One of the hottest trucks on the streets of LA was inspired by the most basic comfort food: grilled cheese sandwiches."

Street Interviewee 02:
"[inaudible] …Like 'there's the Grilled Cheese Truck; oh my gosh!'"

Candice Kumai, Chef/Food Writer:
"What makes the grilled cheese truck so uni is what they put on the outside of the bread."

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"It's not comfort food; it's what I call a culinary common denominator."

Candice Kumai, Chef/Food Writer:
"…And you can just think of like a dream sandwich, like this would be it…"

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"We've been overly embraced by the by the media and again the sandwich and with what I've done with it."

ABC-7 Newscaster Voiceover:
"We teamed up with citysearch.com to bring you the top 7 food trucks. At number one it's all about bread cheese and butter."

Mar Yvette, Citysearch.com:
"Here we are at the Grilled Cheese Truck…"

Rachel Ray, Celebrity Chef:
"Now THIS is a brilliant idea - a grilled cheese truck; so cheesy and fabulous…"

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"Within the first year we were on the Food Network; on 'Unwrapped' which is one of their bigger shows; we were on Cooking Channel's 'Unique Eats", and these are shows that they keep reshowing and every time it's on I hear about it on Twitter and Facebook – internationally at this point."

Location Reporter:
"Five of L.A.'s celebrated food trucks will be participating at Latitude 33."

Newscaster Voiceover:
"The Grilled Cheese Truck has people lining up around the block and coming in from out of state just to get a taste."

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:

"About a year-and-a-half ago I was lucky enough to go to Southeast Asia you got to experience the street food there and the culture of it, and it really woke me up to the fact that this country doesn't have a street food culture at all."

"…Here's a venue where they can go and have a phenomenal, unique meal and still enjoy quality product without you know a lot of money."

"…Two days after I did that first Tweet, we were on the homepage of MSNBC, which gets about 4 million hits a day. Our followers became a very big part of decision-making."

Interviewer Voiceover:
"What makes the grilled cheese Truck unique?"

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"We're the only one out there that's doing what we do. Everything on our truck we make from scratch; from all of our sauces, the mac and cheese recipe I've developed, which is an evolutionary recipe…"

A.J. Cervantes, Chairman, Big Cheese, LLC:
"…It's proven; it's quality; it's something unique in the marketplace, and it's something that has the ability to go the distance and become not just an emerging growth public company, but a major public company on a long-term basis."

Dave Danhi Voiceover:
"I saw just the masses of people there that are just grilled cheese lovers and realized that there's a need for a grilled cheese truck."

Street Interviewee:
"You get this really good food at fancy restaurants and things; it's kind of a twist to be able to order in the parking lot."

Dave Danhi, Chief Creative Officer, The Grilled Cheese Truck:
"I see the grilled cheese truck not only being a truck, but going into brick and mortar, which I… the working name is 'The Grilled Cheese Truck Stop' and seeing this in every airport, concert venue, college campus, mall food courts even little kiosks in the middle of the parking lot - that type building."

Title:

Join the Movement

The Grilled Cheese Truck Revolution

The Grilled Cheese Truck
www.thegrilledcheesetruck.com

TRT: 3:38